Exhibit 99.1

Cenovus oil sands production increases 23%

Company generates nearly $1 billion in cash flow

•                  Production at Christina Lake averaged more than 68,000 barrels per day (bbls/d) net in the third quarter, an increase of 30% when compared with the same period a year earlier.

•                  Foster Creek production averaged almost 57,000 bbls/d net in the quarter, 15% higher than the same quarter in 2013.

•                  Cenovus achieved first production from its Foster Creek phase F expansion in September.

•                  Cash flow was almost $1 billion in the third quarter, a 6% increase when compared with the same period in 2013.

•                  Cenovus completed the sale of a portion of its Wainwright heavy oil assets in Alberta, recording a gain of $137 million on the divestiture.

•                  The company was recently named to the Dow Jones Sustainability World Index for the third year in a row.

“Increasing production volumes and reliable performance at our oil sands projects helped drive strong cash flow in the third quarter,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We continue to execute our business plan and remain focused on delivering growing total shareholder return.”

Production & financial summary

(for the period ended September 30) Production (before royalties)	2014 Q3	2013 Q3	% change
Oil sands total (bbls/d)	125,089	101,824	23
Conventional oil[1] (bbls/d)	74,000	75,114	-1
Total oil (bbls/d)	199,089	176,938	13
Natural gas (MMcf/d)	489	523	-7

Financial ($ millions, except per share amounts)
Cash flow[2]	985	932	6
Per share diluted	1.30	1.23
Operating earnings[2]	372	313	19
Per share diluted	0.49	0.41
Net earnings	354	370	-4
Per share diluted	0.47	0.49
Capital investment	750	743	1

1 Includes natural gas liquids (NGLs) and Pelican Lake production.

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

Calgary, Alberta (October 23, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved higher third quarter cash flow compared with the same period a year earlier due to increased production volumes from its oil sands operations, higher natural gas prices and lower finance costs. The cash flow increase was partially offset by weaker crude oil prices and lower refined product output at its refineries compared with the same period in 2013.

Production from Cenovus’s jointly owned Christina Lake and Foster Creek oil sands operations averaged more than 250,000 bbls/d gross (125,000 bbls/d net) in the third quarter, up 23% from a year earlier. Christina Lake production increased 30% from the third quarter of 2013, averaging more than 68,000 bbls/d, net to Cenovus, after expansion phase E reached design capacity earlier in the year. Production was also higher during the quarter due to improved facility performance.

Foster Creek production averaged almost 57,000 bbls/d net in the third quarter, up 15% from the same period a year earlier, partially due to an increase in the number of producing wells using Wedge WellTM technology. Performance also improved as a result of the elimination of a backlog of well maintenance and the company’s continued focus on preventative work and subsurface monitoring. In addition, a small-scale planned turnaround in the third quarter had less of an impact on production as compared to a major planned turnaround in the same period of 2013. First production from the phase F wells began in September. Phase F adds 30,000 bbls/d of gross capacity.

“We’re pleased about the return to reliable performance at Foster Creek and the continued strong operations at Christina Lake as we remain focused on achieving plant utilization rates of between 90% and 95%,” said John Brannan, Executive Vice-President & Chief Operating Officer. “We’re delivering solid, predictable growth at our oil sands projects and with the completion of phase F we expect to add incremental production over the next 18 months.”

Cash flow was almost $1 billion in the third quarter, up 6% from the same period a year earlier. The increase was driven by higher operating cash flow from the company’s oil sands and natural gas assets, reflecting increased production volumes at Christina Lake and Foster Creek and higher natural gas prices, as well as lower finance costs when compared with the third quarter of 2013. All of the company’s business segments generated operating cash flow in excess of capital investment during the quarter. After investing $750 million in committed and growth capital in the third quarter, Cenovus had free cash flow of $235 million, 24% higher than in the same period of 2013.

The increase in upstream operating cash flow was partially offset by a 53% decrease in refining operating cash flow compared with the third quarter of 2013. The decrease in refining operating cash flow was due to lower refined product output after an unplanned coker outage at the Borger Refinery and a planned turnaround that began late in the third quarter at the Wood River Refinery. The decline in refining operating cash flow was partially offset by lower crude oil feedstock costs and higher market crack spreads.

Successful asset sale

On September 30, Cenovus successfully completed the sale of certain of its Wainwright heavy oil assets in east-central Alberta for net proceeds of $234 million, recording a gain of $137 million. Oil production from these assets was approximately 2,800 bbls/d in the

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third quarter. Cenovus retained ownership of the mineral rights on fee lands that were part of the divestiture and will continue to receive a royalty payment from the new owners on current and future production from these lands.

Recognition for corporate responsibility

In September, Cenovus was named to the Dow Jones Sustainability World Index for the third year in a row. Cenovus is the only North American oil and gas company to make the World Index this year, ranking high in the areas of risk management, transparent reporting and stakeholder engagement. The company was also named to the Dow Jones Sustainability North America Index for the fifth consecutive year.

Guidance updated

Cenovus has updated its 2014 full-year guidance to reflect actual numbers for the first nine months of the year and the company’s estimates for the fourth quarter. Updated guidance can be found at cenovus.com under “Investors”.

2015 budget to be released in December

Cenovus is currently developing its 2015 budget and will provide details during a conference call scheduled for December 11, 2014.

Oil Projects

Daily production1

(Before royalties)	2014			2013					2012
(Mbbls/d)	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Christina Lake	68	68	66	49	61	53	38	44	32
Foster Creek	57	57	55	53	52	49	55	56	58
Oil sands total	125	125	120	103	114	102	94	100	90
Conventional oil
Pelican Lake	24	25	25	24	25	25	24	24	23
Weyburn	16	16	16	16	16	16	16	17	16
Other conventional2	34	36	36	36	34	34	37	39	37
Conventional total	74	77	76	77	75	75	77	80	76
Total oil	199	202	197	179	189	177	171	180	165

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of production growth. The two operations currently producing, Foster Creek and Christina Lake, use steam-assisted gravity drainage (SAGD), which involves drilling into the reservoir and injecting steam at low pressures to soften the thick

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oil so it can be pumped to the surface. Cenovus is currently building its third major oil sands project at Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from several identified emerging projects and additional future developments. The company continues to assess its resources and prioritize development plans to create long-term value.

Christina Lake

Production

•                  Production at Christina Lake averaged 68,458 bbls/d net in the third quarter, 30% higher than in the same period a year earlier due to phase E reaching design capacity in the second quarter. In addition, in the third quarter of 2013 there was unplanned minor downtime related to the start-up of phase E that had an impact on production. Work to optimize phases C, D and E continues, with incremental production expected in 2015.

•                  The steam to oil ratio (SOR) at Christina Lake was 1.7 in the third quarter, an improvement from 1.9 in the same period a year earlier.

•                  Operating costs at Christina Lake were $10.40 per barrel (bbl) in the third quarter, a 9% decline from $11.46/bbl in the same period a year ago. This was primarily due to increased production, a lower SOR, improved performance at the company’s facilities and a decline in fluid, waste handling and trucking costs. The decline in operating costs was partially offset by a rise in fuel expenses, consistent with higher natural gas prices, and increased workover activities related to well servicing.

•                  Non-fuel operating costs were $7.08/bbl, compared with $9.00/bbl in the third quarter of 2013.

•                  The netback the company received for its Christina Lake oil production declined 12% to $48.40/bbl in the third quarter compared with the same period of 2013, mainly due to lower crude oil benchmark prices.

Expansions

•                  The company continues to make progress on the construction of phases F and G at Christina Lake.

•                  Total capital investment at Christina Lake was $198 million in the quarter, 22% higher compared with the same period a year earlier. Most of the investment was focused on expansion phases F and G and sustaining well programs.

Foster Creek

Production

•                  Foster Creek production averaged 56,631 bbls/d net in the quarter, 15% higher than the same period in 2013. The increase was partially due to additional production from wells using Wedge WellTM technology and to improved performance following the elimination of a backlog of well maintenance in 2013.

•                  The SOR at Foster Creek was 2.8 in the third quarter of 2014, compared with 2.5 in the same period of 2013. The SOR is expected to range between 2.6 and 3.0 until expansion phases F, G and H are completely ramped up. At that point, the SOR is expected to drop below 2.5.

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•                  Operating costs at Foster Creek averaged $14.79/bbl in the third quarter, a 14% decrease from $17.12/bbl in the same period a year ago.

•                  Non-fuel operating costs were $10.48/bbl in the quarter compared with $14.65/bbl in the same period of 2013. The decrease was due, in part, to increased production and lower workover costs in 2014 compared with 2013 when the company was addressing a backlog of well maintenance. In addition, after a review of the company’s 2014 re-drilling program at Foster Creek, it was determined that these activities were beyond normal maintenance and, in fact, enhanced future production capability and were normal capital expenditures. As a result, costs, which had been previously recognized as operating costs, have now been capitalized in the third quarter. This reduced operating costs in the quarter by $1.60/bbl.

•                  Fuel costs continued to have a significant impact on per-unit operating costs at Foster Creek during the quarter, increasing $1.84/bbl. The increase in fuel costs was consistent with higher natural gas prices and increased consumption compared with the same period in 2013.

•                  The netback the company received for its Foster Creek oil production fell 9% to $54.46/bbl in the third quarter from the same period in 2013, largely due to lower crude oil benchmark prices.

Expansions

•                  The Foster Creek phase F main plant began processing oil in the third quarter. Phase F adds another 30,000 bbls/d of gross production capacity. The company continues to progress construction of the phase G and H plants.

•                  Capital investment was $207 million, comparable with the same period in 2013. Investment during the third quarter was focused on the completion of phase F and ongoing construction for phases G and H as well as drilling and completions of well pairs.

Narrows Lake

•                  Phase A site construction, engineering and procurement are progressing.

•                  The first phase of the project is expected to have production capacity of 45,000 bbls/d gross. Narrows Lake is expected to be the industry’s first project to demonstrate a solvent aided process (SAP), using butane, on a commercial scale.

•                  Cenovus invested $38 million at Narrows Lake in the third quarter, compared with $40 million in the same period a year earlier.

Emerging projects

Grand Rapids

•                  Cenovus is moving ahead with phase A of its Grand Rapids oil sands project, which is expected to have production capacity of between 8,000 and 10,000 bbls/d. Work is continuing on dismantling an existing SAGD facility that Cenovus purchased earlier this year and is planning to relocate to the Grand Rapids site for use at phase A. The project has received regulatory approval for total capacity of 180,000 bbls/d.

•                  Cenovus continues to operate a SAGD pilot project that has two producing well pairs. The wells continue to provide data that will be used to design the first phase.

•                  Capital investment was $20 million at Grand Rapids in the third quarter, compared with $6 million in the same period a year earlier.

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Telephone Lake

•                  Cenovus anticipates receiving approval soon from the Alberta Energy Regulator for its Telephone Lake oil sands project located in the Borealis Region of northern Alberta. The company expects to provide an update on its development plan for the project in December.

•                  The company drilled 12 stratigraphic test wells at Telephone Lake during the third quarter.

•                  Cenovus invested $23 million at Telephone Lake in the quarter, compared with $1 million in the same period a year ago.

Conventional Oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. Cenovus has been injecting polymer since 2006 to enhance production from the reservoir, which is also under waterflood.

•                  In the third quarter of 2014, production averaged 24,196 bbls/d, a 3% decline compared with the same period a year earlier due to a planned turnaround.

•                  Cenovus invested $61 million at Pelican Lake in the third quarter, compared with $97 million in the same period a year earlier. Pelican Lake generated $50 million in operating cash flow in excess of capital investment in the third quarter.

•                  Operating costs at Pelican Lake were $20.49/bbl in the quarter, compared with $19.90/bbl in 2013. The increase was primarily due to lower oil sales volumes, higher property taxes, increased electricity expense, and a rise in fluid, waste handling and trucking costs, partially offset by a decline in expenses for workover activity, and repairs and maintenance.

Other conventional oil

In addition to Pelican Lake, Cenovus has tight oil opportunities in Alberta, as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

•                  Conventional oil production, excluding Pelican Lake, averaged 49,804 bbls/d in the third quarter, a decline of 1% from the same period a year earlier. Increased production from the company’s successful horizontal well performance in southern Alberta was offset by expected natural declines and the divestiture of the company’s Bakken assets earlier in 2014.

•                  Production from the Weyburn operation averaged 16,141 bbls/d net compared with 16,438 bbls/d net in the third quarter of 2013.

•                  Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, were $17.50/bbl, a 16% increase from $15.10/bbl compared with the third quarter of 2013. The increase was primarily due to higher fluid, waste handling and trucking costs as well as a rise in chemical expenses, workover activity and repairs and maintenance.

•                  Excluding Pelican Lake, Cenovus invested $128 million in its conventional oil assets in the third quarter, compared with $173 million a year earlier. These assets

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generated $113 million of operating cash flow in excess of capital investment in the third quarter of 2014.

Natural Gas

Daily production

(Before royalties)	2014			2013					2012
(MMcf/d)	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural gas	489	507	476	529	514	523	536	545	594

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These properties are managed as financial assets, not production assets, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production averaged 489 million cubic feet per day (MMcf/d) in the third quarter, down 7% compared with the same period a year earlier, driven by expected natural declines.

•                  The company invested $10 million in its natural gas assets in the third quarter, up from $6 million in the same period a year earlier. The natural gas assets generated $119 million in operating cash flow in excess of capital investment.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $4.33 per thousand cubic feet (Mcf) compared with $3.21 per Mcf in the same quarter of 2013.

•                  Higher cash flow from natural gas more than offset the increase in fuel costs at Cenovus’s operations in the third quarter because the company produces more natural gas than it consumes at its oil sands and refining operations. Natural gas use at Cenovus’s operations is forecast to be about 145 MMcf/d in 2014.

Market access

Cenovus is concentrating on finding new customers in North America and around the world and working to ensure it has the ability to move its oil to these customers. The company continues to support proposed pipelines to Canada’s east and west coasts as well as to the U.S. to ensure adequate shipping capacity for its growing production. To complement its pipeline strategy, Cenovus takes a portfolio approach to marketing and transportation that also includes using rail and commodity price hedging.

•                  Cenovus transported almost 13,000 bbls/d of crude oil by rail during the third quarter to markets in Canada and the U.S., including 18 unit train shipments. The company now has 30,000 bbls/d of crude oil rail loading capacity.

•                  The company expects to start moving an initial 50,000 bbls/d of oil on Enbridge’s Flanagan South pipeline system during the fourth quarter. Over the longer term, Cenovus has committed to ship approximately 75,000 bbls/d on Flanagan South, which provides additional access to the U.S. Gulf Coast.

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•                  Cenovus continues to use its firm service capacity of 11,500 bbls/d on the existing Trans Mountain pipeline, giving the company access to the West Coast.

•                  The company also has committed to move 200,000 bbls/d on TransCanada’s proposed Energy East pipeline, has additional shipping capacity of 175,000 bbls/d on planned pipelines to the West Coast, and has 75,000 bbls/d of committed capacity on TransCanada’s proposed Keystone XL system.

Refining

Cenovus’s refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge to discounted crude oil prices by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

Financial

•                  Operating cash flow from refining was $64 million in the third quarter, a 53% decline from $135 million in the third quarter of 2013. The decline was due to an unplanned coker outage in July at the Borger Refinery and a planned turnaround at the Wood River Refinery. These outages resulted in reduced crude oil runs, refined product output and crude utilization. The lower refined product output more than offset the advantage gained from reduced heavy crude oil feedstock costs and higher market crack spreads compared with the third quarter of 2013. The planned turnaround at Wood River, which began in late September, is scheduled for completion early in the fourth quarter.

•                  Capital investment was $42 million, compared with $19 million in the same period a year earlier.

•                  Cenovus’s refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s operating cash flow from refining would have been approximately $53 million higher in the third quarter of 2014.

Operations

•                  Cenovus’s refineries processed an average of 407,000 bbls/d gross in the third quarter, a 12% decrease from the same period a year earlier due to planned and unplanned outages in 2014.

•                  Together, the two refineries processed an average of 201,000 bbls/d gross of heavy oil in the quarter, compared with 240,000 bbls/d gross in the same period of 2013. The decline was primarily a result of the decision to process higher volumes of medium crude oil due to more favourable economics.

•                  The refineries produced an average of 429,000 bbls/d gross of refined products in the quarter, a 12% decrease from the third quarter of 2013.

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Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.2662 per share, payable on December 31, 2014 to common shareholders of record as of December 15, 2014. Based on the October 22, 2014 closing share price on the Toronto Stock Exchange of $26.27, this represents an annualized yield of about 4.1%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to a meaningful dividend is an important aspect of its strategy to focus on increasing total shareholder return.

Cash flow, earnings and capital investment

•                  Cenovus generated almost $1 billion in cash flow in the third quarter, 6% higher than the same period a year earlier largely due to strong upstream operating cash flow driven by increased oil sands production volumes and higher natural gas prices as well as lower finance costs. Current tax was $35 million, down from $40 million in the third quarter of 2013.

•                  Operating cash flow was almost $1.2 billion in the third quarter of 2014, comparable with the same period a year earlier. Approximately $1.1 billion of that operating cash flow was generated by Cenovus’s oil and natural gas producing assets.

•                  Operating cash flow in excess of capital invested was $112 million from oil sands, $163 million from conventional oil, $119 million from natural gas and $22 million from refining.

•                  Operating earnings were $372 million in the third quarter, a 19% increase when compared with the same period a year earlier due to higher crude oil sales volumes driven by increased production at the company’s oil sands operations and lower income tax expense resulting from a decrease in U.S. cash flow, partially offset by an increase in depreciation, depletion and amortization (DD&A).

•                  Cenovus’s net earnings for the quarter were $354 million, down 4% from the same period a year earlier.

•                  Capital investment was $750 million in the third quarter, similar to the same period a year earlier. Most of the investment was at the company’s oil sands operations as it progressed expansion phases at Christina Lake and Foster Creek as well as construction at Narrows Lake.

Risk management, G&A expenses and financial ratios

•                  In the third quarter, Cenovus added 8,800 bbls/d to its fourth quarter 2014 Western Canada Select (WCS) differential hedges to protect against widening Canadian light/heavy oil differentials at an average price of US$18.81/bbl. This increased total WCS differential price protection to 21,700 bbls/d for the rest of 2014.

•                  The company also added hedge positions for the first half of 2015 on the WCS differential covering 5,000 bbls/d at an average price of US$19.85/bbl.

•                  In the quarter, total realized gains or losses on risk management were nil and unrealized gains were $165 million, largely driven by the decline in the price of Brent crude oil.

•                  Cenovus received an average realized price, including hedging, of $76.12/bbl for its oil. The average realized price for natural gas, including hedging, was $4.33/Mcf.

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•                  General and administrative (G&A) expenses were $3.08 per barrel of oil equivalent (BOE) in the third quarter, compared with $4.31/BOE in the same quarter of 2013 due to a decline in long-term incentive costs consistent with the lower share price.

•                  Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of between 1.0 and 2.0 times. At September 30, 2014, the company’s debt to capitalization ratio was 33% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.3 times.

Operating earnings1

(for the period ended September 30) ($ millions, except per share amounts)	2014 Q3	2013 Q3
Earnings, before income tax	533	542
Add back (deduct):
Unrealized risk management (gains) losses[2]	(165)	(8)
Non-operating unrealized foreign exchange (gains) losses[3]	253	(53)
(Gains) losses on divestiture of assets	(137)	1
Operating earnings, before income tax	484	482
Income tax expense	112	169
Operating earnings	372	313

1 Operating earnings is a non-GAAP measure as defined in the Advisory.

2 The unrealized risk management (gains) losses include the reversal of unrealized (gains) losses recognized in prior periods.

3 Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable and foreign exchange (gains) losses on settlement of intercompany transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Cenovus Energy Inc. (“we”, “our”, “us”, “its”, “Cenovus”, or the “Company”) dated October 22, 2014, should be read in conjunction with our September 30, 2014 unaudited interim Consolidated Financial Statements and accompanying notes (“interim Consolidated Financial Statements”), the December 31, 2013 audited Consolidated Financial Statements and accompanying notes (“Consolidated Financial Statements”) and the December 31, 2013 MD&A (“annual MD&A”). All of the information and statements contained in this MD&A are made as of October 22, 2014, unless otherwise indicated. This MD&A provides an update to our annual MD&A and contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Advisory for information on the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information. Cenovus Management prepared the MD&A. The interim MD&As are approved by the Audit Committee of the Cenovus Board of Directors (the “Board”) and the annual MD&A is reviewed by the Audit Committee and recommended for approval by the Board. Additional information about Cenovus, including our quarterly and annual reports, the Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

Basis of Presentation

This MD&A and the interim Consolidated Financial Statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”). Production volumes are presented on a before royalties basis.

Non-GAAP Measures

Certain financial measures in this document do not have a standardized meaning as prescribed by IFRS such as, Operating Cash Flow, Cash Flow, Operating Earnings, Free Cash Flow, Debt, Capitalization and Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional measures for analyzing our ability to generate funds to finance our operations and information regarding our liquidity. This additional information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation of each non-GAAP measure is presented in the Financial Results or Liquidity and Capital Resources sections of this MD&A.

OVERVIEW OF CENOVUS

We are a Canadian integrated oil company headquartered in Calgary, Alberta, with our shares trading on the Toronto and New York stock exchanges. On September 30, 2014, we had a market capitalization of approximately $23 billion. We are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”). Our average crude oil and NGLs (collectively, “crude oil”) production in the first nine months of 2014 was in excess of 199,200 barrels per day and our average natural gas production was 491 MMcf per day. Our refineries processed an average of 424,000 gross barrels per day of crude oil feedstock into an average of 446,000 gross barrels per day of refined products.

Our Strategy

Our strategy is to create long-term value through the development of our vast oil sands resources, our execution excellence, our ability to innovate and our financial strength. We are focused on building our net asset value and paying a strong and sustainable dividend.

Our integrated approach, which enables us to capture the full value chain from production to high-quality end products like transportation fuels, relies on our entire asset mix:

•                  Oil sands for growth;

•                  Conventional crude oil for near-term cash flow and diversification of our revenue stream;

•                  Natural gas for the fuel we use at our oil sands and refining facilities, and for the cash flow it provides to help fund our capital spending programs; and

•                  Refining to help reduce the impact of commodity price fluctuations.

We are focusing on the development of our substantial crude oil resources, predominantly from Foster Creek, Christina Lake, Narrows Lake, Telephone Lake, Grand Rapids and our conventional oil opportunities. Our future opportunities are currently based on the development of the land positions that we hold in the oil sands in northern Alberta and we plan to continue assessing our emerging resource base through our annual stratigraphic test well drilling program.

We plan to increase our annual net crude oil production, including our conventional oil operations, to more than 500,000 barrels per day. We anticipate the capital investment necessary to achieve this production level will be primarily internally funded through cash flow generated from our crude oil, natural gas and refining operations, as well as prudent use of our balance sheet capacity. We continue to focus on executing our business plan in a safe, predictable and reliable way, leveraging the strong foundation we have built to date.

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Oil Sands

Our operations include the following steam-assisted gravity drainage (“SAGD”) oil sands projects in northern Alberta:

	Nine Months Ended September 30, 2014
	Ownership Interest (percent)	Net Production Volumes (bbls/d)	Gross Production Volumes (bbls/d)

Existing Projects
Foster Creek	50	56,070	112,140
Christina Lake	50	67,400	134,800
Narrows Lake	50	—	—
Emerging Projects
Telephone Lake	100	—	—
Grand Rapids	100	—	—

Foster Creek, Christina Lake and Narrows Lake are operated by Cenovus and jointly owned with ConocoPhillips, an unrelated U.S. public company. They are located in the Athabasca region of northeastern Alberta.

Conventional

Crude oil production from our Conventional business segment continues to generate predictable near-term cash flow. This production provides diversification to our revenue stream and enables further development of our oil sands assets. Our natural gas production acts as an economic hedge for the natural gas required as a fuel source at both our oil sands and refining operations and provides cash flow to help fund our growth opportunities.

	Nine Months Ended September 30, 2014
($ millions)	Crude Oil (1)	Natural Gas

Operating Cash Flow (2)	1,087	399
Capital Investment	601	20
Operating Cash Flow Net of Related Capital Investment	486	379

(1)         Includes NGLs.

(2)         Non-GAAP measure defined in this MD&A.

We have established crude oil and natural gas producing assets in Alberta and Saskatchewan, including a carbon dioxide enhanced oil recovery project in Weyburn, heavy oil assets at Pelican Lake and developing tight oil assets in Alberta.

Approximately 70 percent, or 4.5 million net acres, of our conventional land is owned in fee title, which means we own the mineral rights. Where we have working interest production from fee lands, we do not pay a third party royalty, rather we pay mineral tax to the government which is generally lower than royalties paid to mineral interest owners. In addition, a portion of our fee lands are leased to third parties which may give rise to royalty income and resulted in Operating Cash Flow of $122 million for the nine months ended September 30, 2014. Approximately 50 percent of our total conventional production comes from our fee lands.

Refining and Marketing

Our operations include two refineries located in Illinois and Texas that are jointly owned with and operated by Phillips 66, an unrelated U.S. public company.

	Ownership Interest (percent)	2014 Gross Nameplate Capacity (Mbbls/d)

Wood River	50	314
Borger	50	146

Our refining operations allow us to capture the value from crude oil production through to refined products, such as diesel, gasoline and jet fuel, to partially mitigate volatility associated with North American commodity price movements. This segment also includes our marketing of third-party purchases and sales of product undertaken to provide operational flexibility for transportation commitments, product quality, delivery points and customer diversification.

($ millions)	Nine Months Ended September 30, 2014

Operating Cash Flow (1)	533
Capital Investment	111
Operating Cash Flow Net of Related Capital Investment	422

(1)         Non-GAAP measure defined in this MD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Technology and Environment

Technology development, research activities and the environment are playing increasingly larger roles in all aspects of our business. We continue to seek out new technologies and are actively developing our own technology with the goals of increasing recoveries from our reservoirs, while reducing the amount of water, natural gas and electricity consumed in our operations, potentially reducing costs and minimizing our environmental disturbance. The Cenovus culture fosters the pursuit of new ideas and new approaches. We have a track record of developing innovative solutions that unlock challenging crude oil resources and builds on our history of excellent project execution. Environmental considerations are embedded into our business approach with the objective of reducing our environmental impact.

Dividend

Our disciplined approach to capital allocation includes continuing to pay a strong and sustainable dividend as part of delivering total shareholder return. In each of the first three quarters of 2014, we paid dividends of $0.2662 per share, a 10 percent increase from 2013.

QUARTERLY OPERATING AND FINANCIAL HIGHLIGHTS

Operating Cash Flow remained relatively consistent in the third quarter compared to 2013. Upstream Operating Cash Flow increased year over year due to significant growth in crude oil production and higher natural gas pricing. This increase was offset by an 11 percent decline in crude oil prices. While the decline in crude oil prices lowered the heavy oil feedstock cost at our refineries, an unplanned outage at our Borger refinery and the start of a planned turnaround at Wood River significantly reduced refined product output decreasing refining Operating Cash Flow.

Operational Results for the Third Quarter of 2014 Compared With the Third Quarter of 2013

Total crude oil production in the third quarter averaged 199,089 barrels per day, up 13 percent from 2013.

Crude oil production from our Oil Sands segment averaged 125,089 barrels per day, an increase of 23 percent, primarily driven by a 30 percent increase in production at Christina Lake. Average production at Christina Lake increased to 68,458 barrels per day due to phase E reaching nameplate production capacity in the second quarter of 2014 and the total facility operating at approximately 99 percent of capacity.

Foster Creek production averaged 56,631 barrels per day, up 15 percent due to an increase in the number of wedge wells coming on stream and the smaller scale third quarter 2014 planned turnaround, which had less of an impact to production as compared to the third quarter 2013 planned major turnaround. In addition, performance also improved as we addressed the well maintenance backlog experienced in 2013 and continued to focus on preventative work and subsurface monitoring.

Our Conventional crude oil production averaged 74,000 barrels per day, a slight decrease from 2013. An increase in production from successful horizontal well performance in southern Alberta was offset by a slight decline in production at Pelican Lake, expected natural declines and the sale of our Bakken assets in April 2014. Pelican Lake production declined slightly as a result of a planned turnaround, partially offset by additional infill wells coming on stream and an increased response from the polymer flood program.

As a result of an unplanned coker outage at our Borger refinery and a planned turnaround at Wood River, which commenced in late September 2014, crude oil processed and refined product output declined. We processed an average of 407,000 gross barrels per day (2013 — 464,000 gross barrels per day) of crude oil, of which 201,000 gross barrels per day (2013 — 240,000 gross barrels per day) was heavy crude oil. We produced 429,000 gross barrels per day of refined products, a decrease of 58,000 gross barrels per day, or 12 percent.

Other significant operational results in the third quarter of 2014 include:

•                  Achieving first production at Foster Creek phase F in September, our eleventh oil sands expansion phase;

•                  The closing of the sale of certain Wainwright assets for net proceeds of approximately $234 million; and

•                  Transporting approximately 12,700 barrels per day of crude oil by rail, including 18 unit train shipments.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Financial Results for the Third Quarter of 2014 Compared With the Third Quarter of 2013

(1)         Non-GAAP measure defined in this MD&A.

Financial highlights for the third quarter of 2014 compared with 2013 include:

Revenues

Revenues of $4,970 million, a decrease of $105 million or two percent, as a result of:

•                  Refining and Marketing revenues declining $315 million primarily due to lower refined product output and a decrease in refined product prices, consistent with the decline in Chicago Regular Unleaded Gasoline (“RUL”) and Chicago Ultra-low Sulphur Diesel (“ULSD”) benchmark prices, partially offset by the weakening of the Canadian dollar; and

•                  Lower sales prices for blended crude oil, consistent with the decline in the Western Canada Select (“WCS”) benchmark price.

The decreases in revenues were partially offset by an increase in blended crude oil sales volumes and higher sales prices for natural gas.

Operating Cash Flow

Operating Cash Flow of $1,154 million was relatively consistent with 2013. Upstream Operating Cash Flow increased seven percent due to higher crude oil sales volumes and an increase in natural gas sales prices, partially offset by lower crude oil sales prices.

The increase in upstream Operating Cash Flow was partially offset by lower Operating Cash Flow from our Refining and Marketing segment, which decreased 51 percent. The decrease was primarily due to a decline in refined product output as a result of an unplanned coker outage and a planned turnaround, partially offset by lower crude oil feedstock costs and higher average market crack spreads.

Cash Flow

Cash Flow increased $53 million to $985 million. While Operating Cash Flow was relatively consistent, as noted above, Cash Flow increased primarily due to lower finance costs. Finance costs declined due to a premium paid on the early redemption of senior unsecured notes in the third quarter of 2013 and lower interest as a result of the prepayment of the Partnership Contribution Payable in the first quarter of 2014.

Operating Earnings

Operating Earnings increased $59 million, or 19 percent, to $372 million. The increase was primarily due to higher Cash Flow discussed above and lower income tax expense related to operating earnings, partially offset by an increase in depreciation, depletion and amortization (“DD&A”).

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Net Earnings

Net Earnings of $354 million was relatively consistent as the change in unrealized risk management gains and the gain on the sale of certain of our Wainwright assets mostly offset the change in non-operating unrealized foreign exchange losses on our U.S. dollar denominated debt due to the weakening of the Canadian dollar.

Capital Investment

Capital investment was $750 million, with most of our spend occurring on our oil sands assets. We continue to focus on the development of our expansion phases at Foster Creek and Christina Lake, and construction at Narrows Lake.

OPERATING RESULTS

Crude Oil Production Volumes

	Three Months Ended September 30,			Nine Months Ended September 30,
(barrels per day)	2014	Percent Change	2013	2014	Percent Change	2013

Oil Sands
Foster Creek	56,631	15%	49,092	56,070	5%	53,450
Christina Lake	68,458	30%	52,732	67,400	49%	45,211
	125,089	23%	101,824	123,470	25%	98,661
Conventional
Pelican Lake	24,196	(3)%	24,826	24,593	2%	24,162
Other Heavy Oil	14,900	(4)%	15,507	15,467	(4)%	16,163
Total Heavy Oil	39,096	(3)%	40,333	40,060	(1)%	40,325

Light & Medium Oil	33,548	—%	33,651	34,488	(4)%	36,081
NGLs (1)	1,356	20%	1,130	1,200	18%	1,018
	74,000	(1)%	75,114	75,748	(2)%	77,424
Total Crude Oil Production	199,089	13%	176,938	199,218	13%	176,085

(1)         NGLs include condensate volumes.

Production from Christina Lake has increased significantly in 2014 due to phase E reaching nameplate production capacity in the second quarter of 2014 and improved performance of our facilities. Our 2014 planned turnaround at phases A and B was successfully completed in the second quarter with minimal impact to production as volumes from phases A and B were processed through the phase C, D and E plant.

Foster Creek production increased from 2013 as a result of more wedge wells coming on stream and a smaller scale planned turnaround, which began late in the third quarter of 2014 and had less of an impact to production as compared to the 2013 planned major turnaround. In addition, performance also improved as we addressed the well maintenance backlog experienced in 2013 and continued to focus on preventative work and subsurface monitoring. In September, we achieved first production from phase F, with ramp up expected to take approximately eighteen months.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

At Foster Creek, we continue to be on track with our plan to optimize steam placement and are closely monitoring conditions in the reservoir to track steam movement between well pads. We are also working to improve how steam moves along individual wells through the use of new operating techniques.

Our Conventional crude oil production decreased in 2014. Increased production from successful horizontal well performance in southern Alberta was more than offset by expected natural declines and the divestiture of our Lower Shaunavon and Bakken assets in July 2013 and April 2014, respectively.  Pelican Lake production decreased slightly in the third quarter due to a planned turnaround. On a year-to-date basis, Pelican Lake production was higher due to an increased response from the polymer flood program and additional infill wells coming on stream.

Natural Gas Production Volumes

	Three Months Ended September 30,		Nine Months Ended September 30,
(MMcf per day)	2014	2013	2014	2013

Conventional	466	500	469	514
Oil Sands	23	23	22	21
	489	523	491	535

In 2014, our natural gas production declined as expected. We continue to focus natural gas capital investment on high rate of return projects and direct the majority of our total capital investment to our crude oil properties.

Operating Netbacks

	Three Months Ended September 30,				Nine Months Ended September 30,
	Crude Oil (1) ($/bbl)		Natural Gas ($/Mcf)		Crude Oil (1) ($/bbl)		Natural Gas ($/Mcf)
	2014	2013	2014	2013	2014	2013	2014	2013

Price (2)	76.57	86.28	4.22	2.83	77.04	69.91	4.52	3.20
Royalties	6.52	7.40	0.08	0.05	6.56	5.28	0.08	0.05
Transportation and Blending (2)	3.08	3.61	0.11	0.10	2.96	3.00	0.11	0.11
Operating Expenses	14.60	15.29	1.24	1.13	16.41	15.88	1.24	1.14
Production and Mineral Taxes	0.54	0.59	0.05	0.03	0.52	0.58	0.06	0.02
Netback Excluding Realized Risk Management	51.83	59.39	2.74	1.52	50.59	45.17	3.03	1.88
Realized Risk Management Gain (Loss)	(0.45)	(2.02)	0.11	0.38	(1.78)	0.45	0.03	0.31
Netback Including Realized Risk Management	51.38	57.37	2.85	1.90	48.81	45.62	3.06	2.19

(1)         Includes NGLs.

(2)         The crude oil price and transportation and blending cost excludes the cost of purchased condensate which is blended with the heavy oil. On a per-barrel of unblended crude oil basis, the cost of condensate in the third quarter was $28.48 per barrel (2013 — $25.16 per barrel) and in the nine months ended September 30, 2014 was $31.92 per barrel (2013 — $28.05 per barrel).

In the third quarter of 2014, our average crude oil netback, excluding realized risk management gains and losses, decreased primarily due to lower sales prices, consistent with the weakening of the West Texas Intermediate (“WTI”), WCS and Christina Dilbit Blend (“CDB”) benchmark prices, partially offset by the weakening of the Canadian dollar.

On a year-to-date basis, our average crude oil netback, excluding realized risk management gains and losses, increased primarily due to higher sales prices, consistent with the strengthening of associated benchmark prices and the weakening of the Canadian dollar.

In 2014, our average natural gas netback, excluding realized risk management gains and losses, increased primarily due to higher sales prices, partially offset by higher per-unit operating costs as a result of the decline in production volumes.

Refining (1)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	Percent Change	2013	2014	Percent Change	2013

Crude Oil Runs (Mbbls/d)	407	(12)%	464	424	(4)%	440
Heavy Oil	201	(16)%	240	205	(8)%	223
Refined Products (Mbbls/d)	429	(12)%	487	446	(3)%	461
Crude Utilization (percent)	88	(13)%	101	92	(4)%	96

(1)         Represents 100 percent of the Wood River and Borger refinery operations.

In the quarter, an unplanned coker outage at our Borger refinery and the start of a planned turnaround at Wood River reduced crude oil runs and refined product output as compared to 2013. The unplanned outage lasted approximately two weeks. The Wood River planned turnaround will be completed early in the fourth quarter of 2014. On a year-to-date basis, refined product output declined as a result of the third quarter 2014 outages. In 2013, an unplanned hydrocracker outage at Wood River in the second quarter negatively impacted volumes, however not to the same extent.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

The decrease in heavy oil processed reflected the optimization of our total crude input slate at each refinery.

Further information on the changes in our production volumes, items included in our operating netbacks and refining statistics can be found in the Reportable Segments section of this MD&A. Further information on our risk management activities can be found in the Risk Management section of this MD&A and in the notes to the interim Consolidated Financial Statements.

COMMODITY PRICES UNDERLYING OUR FINANCIAL RESULTS

Key performance drivers for our financial results include commodity prices, price differentials, refining crack spreads as well as the U.S./Canadian dollar exchange rate. The following table shows selected market benchmark prices and the U.S./Canadian dollar average exchange rates to assist in understanding our financial results.

Selected Benchmark Prices and Exchange Rates (1)

	Nine Months Ended September 30,
	2014	2013	Q3 2014	Q2 2014	Q3 2013

Crude Oil Prices (US$/bbl)
Brent
Average	107.02	108.57	103.39	109.77	109.71
End of Period	94.67	108.37	94.67	112.36	108.37
WTI
Average	99.61	98.14	97.17	102.99	105.82
End of Period	91.16	102.33	91.16	105.37	102.33
Average Differential Brent-WTI	7.41	10.43	6.22	6.78	3.89
WCS (2)
Average	78.49	75.28	76.99	82.95	88.34
End of Period	75.84	70.39	75.84	83.18	70.39
Average Differential WTI-WCS	21.12	22.86	20.18	20.04	17.48
Condensate (C5 @ Edmonton) Average	100.41	104.18	93.45	105.15	103.80
Average Differential WTI-Condensate (Premium)/Discount	(0.80)	(6.04)	3.72	(2.16)	2.02
Average Differential WCS-Condensate (Premium)/Discount	(21.92)	(28.90)	(16.46)	(22.20)	(15.46)
Average Refined Product Prices (US$/bbl)
Chicago Regular Unleaded Gasoline (“RUL”)	116.11	120.62	113.30	121.98	119.58
Chicago Ultra-low Sulphur Diesel (“ULSD”)	122.91	127.75	118.56	124.34	126.81
Refining 3-2-1 WTI Average Crack Spreads (US$/bbl)
Chicago	18.61	24.93	17.57	19.72	16.19
Group 3	17.27	24.17	16.65	17.75	17.35
Natural Gas Average Prices
AECO ($/Mcf)	4.55	3.17	4.22	4.67	2.82
NYMEX (US$/Mcf)	4.56	3.67	4.06	4.67	3.58
Basis Differential NYMEX-AECO (US$/Mcf)	0.39	0.57	0.16	0.40	0.89
Foreign Exchange Rate (US$ per C$1)
Average	0.914	0.977	0.918	0.917	0.963

(1)         These benchmark prices do not reflect our realized sales prices. For our average realized sales prices and realized risk management results, refer to the operating netbacks table in the Operating Results section of this MD&A.

(2)         The Canadian dollar average WCS benchmark price for the third quarter of 2014 was $83.87 per barrel (2013 — $91.73 per barrel) and for the nine months ended September 30, 2014 was $85.88 per barrel (2013 — $77.05 per barrel).

Crude Oil Benchmarks

The Brent benchmark is representative of global crude oil prices and, we believe, a better indicator than WTI of inland refined product prices. The average price of Brent crude oil for the three months ended September 30, 2014 declined by US$6.32 per barrel compared to 2013 due to declining economic conditions in Europe and China which reduced crude oil demand, the sporadic return of Libyan crude oil supply, and consistent growth in North American crude oil supply. On a year-to-date basis, the average price of Brent crude oil decreased with the exception of the second quarter where prices were higher due to unrest in Iraq. Year over year changes highlight the impact of economic weakness in Europe and China.

WTI is an important benchmark for Canadian crude oil since it reflects inland North American crude oil prices and its Canadian dollar equivalent is the basis for determining royalties for a number of our crude oil properties. The average discount between WTI and Brent widened by US$2.33 per barrel for the three months ended September 30, 2014 due to growing U.S. domestic crude oil supplies creating light crude oil congestion in both the U.S. midcontinent and U.S. Gulf Coast regions. On a year-to-date basis, the average discount narrowed by US$3.02 per barrel as new pipeline infrastructure from the Cushing, Oklahoma area to the U.S. Gulf Coast relieved severe congestion that developed in the first half of 2013.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

WCS is blended heavy oil which consists of both conventional heavy oil and unconventional diluted bitumen. The WTI-WCS average differential widened by US$2.70 per barrel in the third quarter compared to last year due to growing crude oil supply in Alberta and higher utilization of pipelines. On a year-to-date basis, the differential narrowed by US$1.74 per barrel. This was primarily due to increased Canadian heavy crude oil volumes shipped by rail providing access to more North American markets and improved pipeline performance increasing access to U.S. refineries. In addition, heavy crude oil demand has increased as new coker capacity in the Chicago area came online earlier this year and continues to ramp up.

Blending condensate with bitumen and heavy oil enables our production to be transported. Our blending ratios range from approximately 10 percent to 33 percent. The WCS-Condensate differential is an important benchmark as a narrower differential generally results in an increase in the recovery of condensate costs when selling a barrel of blended crude oil. As the supply of condensate in Alberta does not meet the demand, Edmonton condensate prices are driven by U.S. Gulf Coast condensate prices plus the value attributed to transporting the condensate to Edmonton. Compared to 2013, Edmonton-based condensate prices decreased by US$10.35 per barrel in the quarter due to falling global crude oil prices as well as a narrowing price differential between U.S. Gulf Coast and Edmonton prices resulting from increased import pipeline capacity. On a year-to-date basis, condensate prices decreased by US$3.77 per barrel as a result of additional pipeline capacity from the U.S. Gulf Coast to Western Canada increasing the supply of condensate. The WCS-Condensate differential widened in the third quarter of 2014 compared to 2013 primarily due to the growing crude oil supply in Alberta. On a year-to-date basis, the WCS-Condensate differential narrowed primarily as a result of increased condensate supply in Alberta.

Refining Benchmarks

The Chicago RUL and Chicago ULSD benchmark prices are representative of inland refined product prices and are used to derive the Chicago 3-2-1 Crack Spread. The 3-2-1 WTI crack spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel using current month WTI based crude oil feedstock prices and valued on a last in, first out accounting basis. Average inland refined product prices decreased in 2014 as a result of weak Brent prices and high refinery utilization rates increasing product supply. Average market crack spreads for the quarter were largely unchanged from the previous year. On a year-to-date basis, the U.S. inland Chicago and Group 3 markets fell compared with 2013 primarily due to the strengthening of WTI prices relative to global crude oil prices and a reduction in refinery outages in 2014.

Our realized crack spreads are affected by many other factors such as the variety of feedstock crude oil inputs, refinery configuration and product output, and feedstock costs which are valued on a first in, first out accounting basis.

Other Benchmarks

Average natural gas prices increased in 2014 compared to the prior year due to an abnormally cold winter leading to large draws of natural gas from storage and the subsequent need for larger than normal injections of natural gas into storage.

A decrease in the value of the Canadian dollar compared with the U.S. dollar has a positive impact on all of our revenues as the sales prices of our crude oil and natural gas are determined directly in US$ or by reference to US$ benchmarks. In addition, our refining results are in U.S. dollars and therefore a weakened Canadian dollar improves our reported results, although a weaker Canadian dollar also increases our current period’s reported refining capital investment and results in unrealized foreign exchange losses on our U.S. dollar denominated debt.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

In the three and nine months ended September 30, 2014, the Canadian dollar weakened relative to the U.S. dollar by $0.05 or five percent, and $0.06 or six percent, respectively. The Canadian dollar weakened due to narrowing of U.S./Canadian interest differentials as a result of a shift in the Bank of Canada’s concern from inflation to deflation risks. The weakening of the Canadian dollar in 2014 as compared with 2013 increased our year-to-date revenues by US$970 million.

FINANCIAL RESULTS

Selected Consolidated Financial Results

For an understanding of the trends and events that impacted our financial results, the following discussion should be read in conjunction with our 2013 annual MD&A and 2014 quarterly MD&As. The following key performance indicators are discussed in more detail within this section.

($ millions, except	Nine Months Ended September 30,		2014			2013				2012
per share amounts)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	15,404	13,910	4,970	5,422	5,012	4,747	5,075	4,516	4,319	3,724	4,340
Operating Cash Flow (1) (2)	3,619	3,492	1,154	1,296	1,169	976	1,153	1,125	1,214	966	1,314
Cash Flow (1)	3,078	2,774	985	1,189	904	835	932	871	971	697	1,117
Per Share — Diluted	4.06	3.66	1.30	1.57	1.19	1.10	1.23	1.15	1.28	0.92	1.47
Operating Earnings (Loss) (1)	1,223	959	372	473	378	212	313	255	391	(188)	432
Per Share — Diluted	1.61	1.27	0.49	0.62	0.50	0.28	0.41	0.34	0.52	(0.25)	0.57
Net Earnings (Loss)	1,216	720	354	615	247	(58)	370	179	171	(117)	289
Per Share — Basic	1.61	0.95	0.47	0.81	0.33	(0.08)	0.49	0.24	0.23	(0.15)	0.38
Per Share — Diluted	1.60	0.95	0.47	0.81	0.33	(0.08)	0.49	0.24	0.23	(0.15)	0.38
Capital Investment (3)	2,265	2,364	750	686	829	898	743	706	915	978	830
Cash Dividends	604	549	201	201	202	183	182	183	184	167	166
Per Share	0.7986	0.726	0.2662	0.2662	0.2662	0.242	0.242	0.242	0.242	0.22	0.22

(1)         Non-GAAP measure defined in this MD&A.

(2)         Research activities included in operating expense in prior periods were reclassified to conform to the presentation adopted for the year ended December 31, 2013. This increased Operating Cash Flow in prior periods.

(3)         Includes expenditures on property, plant and equipment (“PP&E”) and exploration and evaluation (“E&E”) assets.

Revenues

In the third quarter, revenues decreased $105 million or two percent compared with 2013. On a year-to-date basis, revenues increased $1,494 million or 11 percent compared with 2013.

($ millions)	Three Months Ended	Nine Months Ended

Revenues for the Periods Ended September 30, 2013	5,075	13,910
Increase (Decrease) due to:
Oil Sands	221	1,048
Conventional	(4)	258
Refining and Marketing	(315)	402
Corporate and Eliminations	(7)	(214)
Revenues for the Periods Ended September 30, 2014	4,970	15,404

Upstream revenues, which include the Oil Sands and Conventional segments, rose in the quarter and year to date by 12 percent and 27 percent, respectively. In the third quarter, the increases were primarily due to higher blended crude oil sales volumes and rising sales prices for natural gas, partially offset by a decline in sales prices for blended crude oil. On a year-to-date basis, higher revenues resulted from an increase in blended crude oil sales volumes and rising sales prices for blended crude oil and natural gas, partially offset by increased royalties.

Revenues for the three months ended September 30, 2014 generated by our Refining and Marketing segment decreased nine percent. The decline was due to lower refined product output as a result of an unplanned coker outage and a planned turnaround, and a decrease in refined product pricing consistent with the decline in the Chicago RUL and Chicago ULSD benchmark prices, partially offset by the weakening of the Canadian dollar. On a year-to-date basis, revenues increased four percent, as revenues from third party sales undertaken by the marketing group increased primarily due to higher blended crude oil and natural gas sales prices and an increase in purchased crude oil volumes. This was partially offset by a decline in revenue from our refining operations which decreased due to lower refined product prices and a decline in refined product output.

Corporate and Eliminations revenues relate to sales and operating revenues between segments and are recorded at transfer prices based on current market prices.

Further information regarding our revenues can be found in the Reportable Segments section of this MD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Operating Cash Flow

Operating Cash Flow is a non-GAAP measure that is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between years. Operating Cash Flow is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Cash Flow.

Operating Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Revenues	5,167	5,265	16,060	14,352
(Add) Deduct:
Purchased Product	2,918	3,172	8,836	8,065
Transportation and Blending	592	464	1,900	1,482
Operating Expenses	491	432	1,584	1,328
Production and Mineral Taxes	12	11	36	30
Realized (Gain) Loss on Risk Management Activities	—	33	85	(45)
Operating Cash Flow	1,154	1,153	3,619	3,492

Three Months Ended September 30, 2014 Compared With September 30, 2013

As highlighted in the graph below, our Operating Cash Flow remained relatively consistent in the third quarter compared to 2013 primarily due to:

•                  An increase in our crude oil sales volumes by 16 percent; and

•                  A 49 percent increase in our average natural gas sales price to $4.22 per Mcf, consistent with the change in the AECO benchmark price.

The increases were partially offset by:

•                  An 11 percent decrease in our average crude oil sales price to $76.57 per barrel, consistent with the change in associated benchmark prices; and

•                  A decline of $71 million in Operating Cash Flow from Refining and Marketing primarily due to a decrease in refined product output, partially offset by lower heavy crude oil feedstock costs, consistent with the 13 percent decline in the WCS benchmark price, and higher Chicago 3-2-1 market crack spread.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Nine Months Ended September 30, 2014 Compared With September 30, 2013

Our Operating Cash Flow increased four percent in the first nine months of 2014 primarily due to:

•                  A 10 percent increase in our average crude oil sales price to $77.04 per barrel and a 41 percent increase in our average natural gas sales price to $4.52 per Mcf, consistent with the change in associated benchmark prices; and

•                  An increase in our crude oil sales volumes by 14 percent in line with our increase in production.

The increases were partially offset by:

•                  A decline of $459 million in Operating Cash Flow from Refining and Marketing primarily due to lower market crack spreads, higher heavy crude oil feedstock costs and lower refined product output;

•                  Realized risk management losses before tax, excluding Refining and Marketing, of $94 million compared with gains of $74 million in 2013;

•                  An increase in crude oil operating expenses of $130 million, primarily due to a rise in fuel costs consistent with the increase in the AECO natural gas price and a rise in consumption, consistent with the increase in our production volumes. The impact of rising natural gas prices on our operating expenses was offset by the increase in natural gas revenues, as we produced more natural gas than we used; and

•                  Higher royalties expense, primarily due to the increase in crude oil sales prices and volumes.

Additional details explaining the changes in Operating Cash Flow can be found in the Reportable Segments section of this MD&A.

Cenovus Energy Inc.	21
Third Quarter 2014 Report	Management’s Discussion and Analysis

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital.

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Cash From Operating Activities	1,092	840	2,658	2,563
(Add) Deduct:
Net Change in Other Assets and Liabilities	(28)	(25)	(97)	(90)
Net Change in Non-Cash Working Capital	135	(67)	(323)	(121)
Cash Flow	985	932	3,078	2,774

In the three and nine months ended September 30, 2014, Cash Flow increased $53 million and $304 million, respectively, primarily due to:

•                  Higher Operating Cash Flow, as discussed above; and

•                  Lower finance costs as a result of the premium paid on the early redemption of senior unsecured notes in the third quarter of 2013 and the prepayment of the Partnership Contribution Payable in the first quarter of 2014.

In addition, on a year-to-date basis, the increase was also due to:

•                  A decrease in current income tax, primarily due to a favourable adjustment related to prior years, a decrease in U.S. cash flow, partially offset by an increase in Canadian cash flow; and

•                  A pre-exploration expense of $63 million recorded in the second quarter of 2013.

Operating Earnings

Operating Earnings is a non-GAAP measure that is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating Earnings is defined as Earnings Before Income Tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on Operating Earnings.

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Earnings, Before Income Tax	533	542	1,715	1,116
Add (Deduct):
Unrealized Risk Management (Gain) Loss (1)	(165)	(8)	(180)	196
Non-operating Unrealized Foreign Exchange (Gain) Loss (2)	253	(53)	272	91
(Gain) Loss on Divestiture of Assets	(137)	1	(157)	1
Operating Earnings, Before Income Tax	484	482	1,650	1,404
Income Tax Expense	112	169	427	445
Operating Earnings	372	313	1,223	959

(1)         Includes the reversal of unrealized (gains) losses recognized in prior periods.

(2)         Includes unrealized foreign exchange (gains) losses on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable and foreign exchange (gains) losses on settlement of intercompany transactions.

Operating Earnings increased $59 million in the third quarter and $264 million on a year-to-date basis, primarily due to higher Cash Flow as discussed above.

In addition to higher Cash Flow in the third quarter, deferred income tax expense declined as a result of a decrease in U.S. cash flow, partially offset by an increase in DD&A.

On a year-to-date basis, higher Cash Flow and a decrease in exploration expense was partially offset by an increase in deferred income tax due to higher Canadian income partially offset by a decrease in U.S. cash flow, and higher DD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Net Earnings

($ millions)	Three Months Ended	Nine Months Ended

Net Earnings for the Periods Ended September 30, 2013	370	720
Increase (Decrease) due to:
Operating Cash Flow (1)	1	127
Corporate and Eliminations:
Unrealized Risk Management Gain (Loss)	157	376
Unrealized Foreign Exchange Gain (Loss)	(307)	(135)
Gain (Loss) on Divestiture of Assets	138	158
Expenses (2)	47	15
Depreciation, Depletion and Amortization	(45)	(50)
Exploration Expense	—	108
Income Tax Expense	(7)	(103)
Net Earnings for the Periods Ended September 30, 2014	354	1,216

(1)         Non-GAAP measure defined in this MD&A.

(2)         Includes general and administrative, finance costs, interest income, realized foreign exchange (gains) losses, research costs, other (income) loss, net and Corporate and Eliminations operating expenses.

Net Earnings for the three months ended September 30, 2014 was relatively unchanged. Unrealized risk management gains of $165 million (Q3 2013 — unrealized risk management gains of $8 million) and the gain of $137 million on the sale of certain of our Wainwright assets mostly offset non-operating unrealized foreign exchange losses of $253 million (Q3 2013 — non-operating unrealized foreign exchange gains of $53 million).

On a year-to-date basis, Net Earnings increased by $496 million, primarily due to an increase in Cash Flow and Operating Earnings as discussed above, in addition to:

•                  Unrealized risk management gains of $180 million on a year-to-date basis (2013 — unrealized losses of $196 million); and

•                  A gain on the sale of certain non-core assets of $157 million.

The increases were partially offset by non-operating unrealized foreign exchange losses of $272 million (2013 — unrealized foreign exchange unrealized losses $91 million).

Net Capital Investment

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Oil Sands	494	426	1,492	1,383
Conventional	198	275	621	858
Refining and Marketing	42	19	111	70
Corporate	16	23	41	53
Capital Investment	750	743	2,265	2,364
Acquisitions	—	1	17	5
Divestitures	(235)	(241)	(276)	(242)
Net Capital Investment (1)	515	503	2,006	2,127

(1)   Includes expenditures on PP&E and E&E.

Oil Sands capital investment in 2014 focused primarily on the expansion phases at Foster Creek and Christina Lake, and the construction of phase A at Narrows Lake. Capital investment includes the drilling of 296 gross stratigraphic test wells.

In 2014, Conventional capital investment focused primarily on tight oil development, facilities work and on the expansion of the polymer flood at Pelican Lake. Spending on natural gas activities continues to be strategically focused on a small number of high return opportunities.

Our capital investment in the Refining and Marketing segment focused on capital maintenance and projects improving refinery reliability and safety in 2014.

Capital investment also includes spending on technology development, which plays an integral role in our business. Having an innovation and technology development strategy that is integrated with our business is vital to our ability to minimize our environmental footprint and execute our projects with excellence. Our teams look for ways to improve existing operations and evaluate new ideas to potentially reduce costs, enhance the recovery techniques we use to access crude oil and natural gas, and improve our refining processes.

Capital investment in our Corporate and Eliminations segment includes spending on corporate assets, such as computer equipment, leasehold improvements and office furniture.

Further information regarding our capital investment can be found in the Reportable Segments section of this MD&A.

Cenovus Energy Inc.	23
Third Quarter 2014 Report	Management’s Discussion and Analysis

Capital Investment Decisions

Our disciplined approach to capital allocation includes prioritizing our uses of cash flow in the following manner:

•                  First, to committed capital, which is the capital spending required for continued progress on approved expansions at our multi-phase projects, and capital for our existing business operations;

•                  Second, to paying a meaningful dividend as part of providing strong total shareholder return; and

•                  Third, for growth or discretionary capital, which is the capital spending for projects beyond our committed capital projects.

This capital allocation process includes evaluating all opportunities using specific rigorous criteria as well as achieving our objectives of maintaining a prudent and flexible capital structure and strong balance sheet metrics, which allow us to be financially resilient in times of lower cash flow.

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Cash Flow (1)	985	932	3,078	2,774
Capital Investment (Committed and Growth)	750	743	2,265	2,364
Free Cash Flow (2)	235	189	813	410
Dividends Paid	201	182	604	549
	34	7	209	(139)

(1)         Non-GAAP measure defined in this MD&A.

(2)         Free Cash Flow is a non-GAAP measure defined as Cash Flow less capital investment.

While cash flow from our crude oil, natural gas and refining operations is expected to fund a significant portion of our cash requirements, a portion may be required to be funded through prudent use of balance sheet capacity and management of our asset portfolio.

Approximately two-thirds of our planned 2014 capital investment is for committed capital, which is used to progress approved expansions at Foster Creek and Christina Lake, construction of phase A at Narrows Lake and support existing business operations. The remaining one-third is discretionary capital for activities that include further developing our tight oil opportunities, advancing future oil sands expansions through the regulatory process and investment in technology development. Refer to the Liquidity and Capital Resources section of this MD&A for further discussion.

Cenovus Energy Inc.	24
Third Quarter 2014 Report	Management’s Discussion and Analysis

REPORTABLE SEGMENTS

Our reportable segments are as follows:

Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Illinois
Wood River
Refinery
Borger
Refinery
Texas
Borealis
Region
Greater
Pelican Region
Christina Lake
Region
Foster Creek
Region
EDMONTON
CONVENTIONAL
OIL & GAS
ALBERTA
SASKATCHEWAN
SASKATOON
MANITOBA
CALGARY
REGINA
BRANDON
Weyburn

■ Cenovus's major operations

This graphic is for illustration purposes only, Land as at December 31, 2013.

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus’s operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

Revenues by Reportable Segment

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Oil Sands	1,281	1,060	3,791	2,743
Conventional	742	746	2,384	2,126
Refining and Marketing	3,144	3,459	9,885	9,483
Corporate and Eliminations	(197)	(190)	(656)	(442)
	4,970	5,075	15,404	13,910

OIL SANDS

In northeastern Alberta, we are a 50 percent partner in the Foster Creek, Christina Lake and Narrows Lake oil sands projects. We have several emerging projects in the early stages of assessment, including our 100 percent-owned projects at Telephone Lake and Grand Rapids. The Oil Sands segment also includes the Athabasca natural gas property, from which a portion of the natural gas production is used as fuel at the adjacent Foster Creek operations.

Cenovus Energy Inc.	25
Third Quarter 2014 Report	Management’s Discussion and Analysis

Significant factors that impacted our Oil Sands segment in the third quarter of 2014 compared with 2013 include:

•                  First production at Foster Creek phase F in September, beginning the approximate eighteen month ramp up;

•                  Christina Lake production increasing 30 percent, to an average of 68,458 barrels per day, with phase E reaching nameplate production capacity in the second quarter of 2014;

•                  Commencing a small-scale planned turnaround at Foster Creek; and

•                  Foster Creek production averaging 56,631 barrels per day, slightly higher than our expectations, as a result of more wedge wells coming on stream, partially offset by a higher steam to oil ratio (“SOR”).

Oil Sands — Crude Oil

Financial Results

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Gross Sales	1,334	1,100	3,909	2,797
Less: Royalties	62	52	180	93
Revenues	1,272	1,048	3,729	2,704
Expenses
Transportation and Blending	518	393	1,636	1,231
Operating	147	131	483	386
(Gain) Loss on Risk Management	2	24	59	(3)
Operating Cash Flow (1)	605	500	1,551	1,090
Capital Investment	493	425	1,488	1,380
Operating Cash Flow Net of Related Capital Investment	112	75	63	(290)

(1)         Non-GAAP measure defined in this MD&A.

Capital investment in excess of Operating Cash Flow is funded through Operating Cash Flow generated by our Conventional and Refining and Marketing segments.

Three Months Ended September 30, 2014 Compared With September 30, 2013

(1)         Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil price excludes the impact of condensate purchases.

Revenues

Pricing

In the third quarter, our average crude oil sales price was $71.82 per barrel, a 12 percent decline from 2013. This is consistent with the decline of the WCS and Christina Dilbit Blend (“CDB”) benchmark prices, partially offset by the weakening of the Canadian dollar. The WCS-CDB differential narrowed by 23 percent, to a discount of US$3.91 per barrel (2013 — US$5.08 per barrel), primarily due to improved pipeline access to the U.S. Gulf Coast and increased rail take-away capacity resulting in greater access to refineries that can process heavier crude oil. In the third quarter, 64,042 barrels per day of Christina Lake production was sold as CDB (2013 — 44,990 barrels per day), with the remainder sold into the WCS stream. Christina Lake production, whether sold as CDB or blended with WCS and subject to a quality equalization charge, is priced at a discount to WCS.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Production Volumes

	Three Months Ended September 30,
(barrels per day)	2014	Percent Change	2013

Foster Creek	56,631	15%	49,092
Christina Lake	68,458	30%	52,732
	125,089	23%	101,824

Christina Lake production increased primarily as a result of phase E reaching nameplate production capacity in the second quarter of 2014 and the total facility operating at approximately 99 percent of capacity. In addition, in the same period last year there was unplanned minor downtime related to phase E start-up and commissioning.

Foster Creek production increased as a result of more wedge wells coming on stream and a smaller impact on planned turnarounds year over year. The smaller scale 2014 planned turnaround had a 900 barrel per day impact to production as compared to our 2013 planned major turnaround which reduced volumes by 4,400 barrels per day. In addition, performance also improved as we addressed the well maintenance backlog experienced in 2013 and continued to focus on preventative work and subsurface monitoring. In September 2014, we achieved first production from phase F, with ramp up expected to take approximately eighteen months.

Condensate

The bitumen produced by Cenovus must be blended with condensate to reduce its viscosity in order to transport it to market. Revenues represent the total value of blended crude oil sold and include the value of condensate. As the spread between the WCS benchmark price narrows in relation to the condensate benchmark, we recover a larger proportion of the cost to blend our product. Consistent with the widening of the WCS-Condensate differential, the proportion of the cost of condensate recovered decreased in the third quarter of 2014 compared to 2013.

Royalties

Royalty calculations for our oil sands projects are based on government prescribed pre and post-payout royalty rates which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price. Royalty calculations differ between properties.

Royalties at Foster Creek, a post-payout project, are based on an annualized calculation which uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net profits of the project multiplied by the applicable royalty rate (25 to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Gross revenues are a function of sales volumes and realized prices. Net profits are a function of sales volumes, realized prices and allowed operating and capital costs.

Royalties at Christina Lake, a pre-payout project, are based on a monthly calculation that applies a royalty rate (ranging from one to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project.

Effective Royalty Rates

	Three Months Ended September 30,
(percent)	2014	2013

Foster Creek	7.2	7.6
Christina Lake	7.9	7.0

Royalties increased $10 million in the third quarter of 2014, primarily at Christina Lake from an increase in sales volumes, partially offset by a decline in our realized prices. At Foster Creek, the 2014 royalty calculation was based on net profits as compared to a calculation based on gross revenues in 2013.

Expenses

Transportation and Blending

Transportation and blending costs rose $125 million or 32 percent. Blending costs rose $123 million primarily due to an increase in condensate volumes, consistent with the rise in production. Transportation charges increased $2 million primarily due to higher production and higher volumes shipped by unit trains.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Operating

Our operating costs for the third quarter were primarily for workforce, fuel, and repairs and maintenance. In total, operating costs increased $16 million and decreased on a per-barrel basis to $12.41 per barrel.

Per-unit Operating Costs

	Three Months Ended September 30,
($/bbl)	2014	Percent Change	2013

Foster Creek
Fuel	4.31	74%	2.47
Non-fuel	10.48	(28)%	14.65
Total	14.79	(14)%	17.12
Christina Lake
Fuel	3.32	35%	2.46
Non-fuel	7.08	(21)%	9.00
Total	10.40	(9)%	11.46

In the third quarter, Foster Creek non-fuel operating costs declined $4.17 per barrel. Costs associated with workover activities decreased compared with 2013 when we were addressing a backlog of well maintenance. In addition, after a review of our 2014 re-drilling program at Foster Creek, it was determined that these activities were beyond normal maintenance and, in fact, enhanced future production capability and were normal capital expenditures. As a result, these costs, which had been previously recognized as operating costs, have now been capitalized in the third quarter. This reduced operating costs by $1.60 per barrel. In addition, per-unit operating costs decreased compared to 2013 and the first and second quarters of 2014 due to the rise in production. We anticipate full year operating costs to be in-line with expectations.

Fuel costs continue to have a significant impact on our per unit operating costs increasing $1.84 per barrel. The increase is due to higher natural gas prices, consistent with the rising benchmark AECO price, and higher consumption, consistent with the increase in the SOR.

Christina Lake operating costs declined $1.06 per barrel in the quarter. Non-fuel operating costs decreased $1.92 per barrel, primarily due to an increase in production, the total facility operating at approximately 99 percent of capacity and a decline in fluid, waste handling and trucking costs related to the optimization of the chemical application process, partially offset by an increase in workover activities related to well servicing. Fuel costs increased by $0.86 per barrel due a rise in natural gas prices.

(1)         The heavy oil price and transportation and blending costs exclude the cost of purchased condensate which is blended with the heavy oil. On a per-barrel of unblended crude oil basis, the cost of condensate in the third quarter was $38.50 per barrel (2013 — $38.85 per barrel) for Foster Creek and $42.57 per barrel (2013 — $39.86 per barrel) for Christina Lake. Our blending ratios range from approximately 25 percent to 33 percent.

Risk Management

Risk management activities resulted in realized losses of $2 million in the third quarter of 2014 (2013 — realized losses of $24 million), consistent with average benchmark prices exceeding our contract prices.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Nine Months Ended September 30, 2014 Compared With September 30, 2013

(1)         Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil price excludes the impact of condensate purchases.

Revenues

Pricing

For the nine months ended September 30, 2014, our average crude oil sales price was $70.96 per barrel, up 14 percent from 2013. This is consistent with the increase in the WCS benchmark price, the strengthening of the CDB price and the weakening of the Canadian dollar. The WCS-CDB differential narrowed by 29 percent, to a discount of US$4.38 per barrel (2013 — US$6.14 per barrel). Year to date, 57,659 barrels per day of Christina Lake production was sold as CDB (2013 — 38,532 barrels per day), with the remainder sold into the WCS stream.

Production Volumes

	Nine Months Ended September 30,
(barrels per day)	2014	Percent Change	2013

Foster Creek	56,070	5%	53,450
Christina Lake	67,400	49%	45,211
	123,470	25%	98,661

The substantial increase in production at Christina Lake resulted from phase E reaching nameplate production capacity in the second quarter of 2014 and improved performance of our facilities. We completed a planned partial turnaround in the second quarter of 2014 which had a minimal impact on production as volumes from phases A and B were processed through the phase C, D and E plant. In 2013, a planned full turnaround was performed. Production increased at Foster Creek, slightly higher than our expectations as previously discussed.

Condensate

As the WCS benchmark price narrows in relation to the Condensate benchmark, we recover a larger proportion of the cost to blend our product. The proportion of the cost of condensate recovered increased on a year-to-date basis compared to 2013, consistent with the narrowing of the WCS-Condensate differential.

Royalties

	Nine Months Ended September 30,
(percent)	2014	2013

Foster Creek	8.2	5.7
Christina Lake	7.6	6.4

Royalties increased $87 million in 2014 primarily related to higher realized prices and an increase in sales volumes at both of our properties, and an increase in the Canadian dollar WTI Benchmark price. At Foster Creek, the 2014 royalty calculation was based on net profits as compared to a calculation based on gross revenues in 2013.

Expenses

Transportation and Blending

Transportation and blending costs rose $405 million or 33 percent year to date. Blending costs rose $388 million primarily due to an increase in condensate volumes, consistent with the rise in production. Transportation charges were $17 million higher primarily due to production increases.

Cenovus Energy Inc.	29
Third Quarter 2014 Report	Management’s Discussion and Analysis

Operating

In the first nine months of 2014, operating costs were primarily for fuel, workforce and workover activities. In total, operating costs increased $97 million, but decreased on a per-barrel basis to $14.51 per barrel, consistent with the increase in production.

Per-unit Operating Costs

	Nine Months Ended September 30,
($/bbl)	2014	Percent Change	2013

Foster Creek
Fuel	4.77	74%	2.74
Non-fuel	12.88	(1)%	12.99
Total	17.65	12%	15.73
Christina Lake
Fuel	3.98	27%	3.13
Non-fuel	7.89	(23)%	10.29
Total	11.87	(12)%	13.42

Foster Creek operating costs rose $1.92 per barrel primarily due to higher fuel prices and consumption consistent with a higher SOR, an increase in workforce costs, and higher electricity costs primarily due to an increase in price, partially offset by lower costs related to workover activities.

Christina Lake operating costs decreased $1.55 per barrel primarily due to our production growth, improved performance at our facilities and a decline in fluid, waste handling and trucking costs related to the optimization of the chemical application process. Decreases were offset by an increase in the price of fuel and higher workover activities related to well servicing. Fuel consumption declined on a per-barrel basis consistent with the decrease in SOR.

(1)         The heavy oil price and transportation and blending costs exclude the cost of purchased condensate which is blended with the heavy oil. On a per-barrel of unblended crude oil basis, the cost of condensate for the nine months ended September 30, 2014 was $44.49 per barrel (2013 — $42.61 per barrel) for Foster Creek and $48.02 per barrel (2013 — $45.80 per barrel) for Christina Lake. Our blending ratios range from approximately 25 percent to 33 percent.

Risk Management

Risk management activities resulted in realized losses of $59 million in the first nine months of 2014 (2013 — realized gains of $3 million), consistent with average benchmark prices exceeding our contract prices.

Oil Sands — Natural Gas

Oil Sands includes our 100 percent-owned natural gas operation in Athabasca. A portion of the natural gas produced from our Athabasca property is used as fuel at Foster Creek. Our natural gas production, net of internal usage, for the three and nine months ended September 30, 2014 remained consistent at 23 MMcf per day and 22 MMcf per day, respectively (2013 — 23 MMcf per day and 21 MMcf per day, respectively). Operating Cash Flow was $5 million in the third quarter of 2014 (2013 — $3 million) and $43 million on a year-to-date basis (2013 — $13 million). The increases were due to higher realized natural gas sales prices.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Oil Sands — Capital Investment

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Foster Creek	207	205	637	604
Christina Lake	198	162	563	499
	405	367	1,200	1,103
Narrows Lake	38	40	130	90
Telephone Lake	23	1	94	71
Grand Rapids	20	6	36	32
Other (1)	8	12	32	87
Capital Investment (2)	494	426	1,492	1,383

(1)         Includes new resource plays and Athabasca natural gas.

(2)         Includes expenditures on PP&E and E&E assets.

Existing Projects

Capital investment at Foster Creek in 2014 focused on expansion phases F, G and H, offsite facility work related to phases G and H, drilling of sustaining wells, and operational improvement projects. Capital investment increased in the third quarter and on a year-to-date basis due to higher spending on offsite facilities, drilling and completions on well pairs and wells using our Wedge WellTM technology, partially offset by a decrease in spending on plant facilities and operational improvement projects.

In 2014, Christina Lake capital investment focused on expansion phases F and G, phase E well pad and offsite facility construction, and sustaining well programs including the use of our Wedge WellTM technology. Capital investment increased in the third quarter and on a year-to-date basis due to sustaining well programs including our Wedge WellTM technology, and phases F and G plant engineering, procurement and construction, partially offset by lower spending on phase E plant construction.

Capital investment at Narrows Lake declined slightly in the third quarter of 2014 and increased on a year-to-date basis, as spending continued on phase A engineering, procurement, and plant construction. Spending on phase A started in the third quarter of 2013.

Emerging Projects

In 2014, Telephone Lake capital investment was primarily focused on the preliminary engineering work on the central processing facility, costs related to the dewatering pilot project and the drilling of stratigraphic test wells. Capital spending in the third quarter and on a year-to-date basis increased as a result of our summer stratigraphic well program using our SkyStratTM drilling rig, which focused on recently acquired acreage adjacent to the central processing facility site.

Capital investment at Grand Rapids in 2014 was primarily focused on costs related to the pilot project and the drilling of stratigraphic test wells. In the first quarter of 2014, we received regulatory approval for a 180,000 barrel per day commercial SAGD operation. Capital investment increased in the three and nine months ended September 30, 2014 due to the dismantling and removal of the Joslyn facility to be installed at Grand Rapids.

Drilling Activity

Consistent with our strategy to further delineate our resources, we completed another stratigraphic test well program over the winter drilling season.

	Gross Stratigraphic Test Wells (1)		Gross Production Wells (2) (3)
Nine Months Ended September 30,	2014	2013	2014	2013

Foster Creek	147	111	61	31
Christina Lake	52	69	40	18
	199	180	101	49
Narrows Lake	22	26	—	—
Telephone Lake	45	28	—	—
Grand Rapids	9	1	—	—
Other	21	96	—	—
	296	331	101	49

(1)         Includes wells drilled using our SkyStratTM drilling rig, which uses a helicopter and a lightweight drilling rig to allow safe stratigraphic well drilling to occur year-round in remote drilling locations. In the nine months ended September 30, 2014, we drilled 14 wells (2013 — 24 wells).

(2)         SAGD well pairs are counted as a single producing well.

(3)         Includes wells drilled using our Wedge WellTM technology.

(4)         In addition to the drilling activity noted above, we drilled three gross service wells in the nine months ended September 30, 2014 (2013 — 23 gross service wells).

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Future Capital Investment

Foster Creek is currently producing from phases A through F. First production from phase F started in September 2014 and the ramp-up is expected to take approximately eighteen months. Expansion work is underway at phases G and H. Foster Creek capital investment for 2014 is forecast to be between $825 million and $845 million and is primarily focused on expansion phases, sustaining wells and operational improvement projects. Expansion work at phases G and H is proceeding as planned. We expect phases G and H to each add initial design capacity of 30,000 barrels per day. We will continue to focus on optimizing production performance and monitoring our long-term reservoir management plan. Start-up of first steam from phases G and H is anticipated in 2015 and 2016, respectively. We submitted a joint application and environmental impact assessment (“EIA”) to regulators in February 2013 for an additional expansion, phase J, and we anticipate receiving regulatory approval in the first half of 2015. In the second quarter of 2014, we received regulatory approval for a Foster Creek development area expansion.

Christina Lake is producing from phases A through E. Expansion work is currently underway for phase F, including cogeneration, and phase G, with added production capacity expected in 2016 and 2017, respectively. Christina Lake capital investment in 2014 is forecast to be between $785 million and $805 million and is primarily focused on expansion phases F and G, the phase C, D and E optimization program, and drilling and facilities work for sustaining well programs including our Wedge WellTM technology. Phase E development spending for well pad and facility construction is expected to continue to the end of 2014. Expansion work on phases F, including cogeneration, and G is continuing as planned and we expect to add gross production capacity of 50,000 barrels per day from each phase. We submitted a joint application and EIA to regulators in the first quarter of 2013 for the phase H expansion, a 50,000 barrel per day phase, for which we expect to receive regulatory approval in the first quarter of 2015.

For our Narrows Lake property, we received regulatory approval in May 2012 for phases A, B and C, for 130,000 barrels per day of capacity and final partner approval in December 2012 for phase A. Construction of the phase A plant commenced in August 2013. Capital investment at Narrows Lake is forecast to be between $185 million and $190 million in 2014 and is primarily focused on plant construction, procurement and offsite fabrication for phase A, and infrastructure for a construction camp.

Two of our emerging projects are Telephone Lake, located within the Borealis region, and Grand Rapids, located in the Greater Pelican region. We own a 100 percent interest in both projects. Capital investment of approximately $220 million to $230 million in 2014 is expected for our emerging oil sands projects and is primarily focused on drilling stratigraphic test wells, front end engineering at Telephone Lake and Grand Rapids, as well as costs related to the pilot project at Grand Rapids. At Grand Rapids, we received regulatory approval in March 2014 for a 180,000 barrel per day commercial SAGD operation. We plan to develop Grand Rapids through a series of expansion phases. Phase A is expected to produce between 8,000 and 10,000 barrels per day, with first steam planned in 2017. The project will benefit from the purchase of an existing facility that will be relocated to the Grand Rapids project site. We continue to operate a SAGD pilot project to gather additional information on the reservoir. At Telephone Lake, we are advancing the regulatory application for the project and anticipate receiving approval in the fourth quarter of 2014. The first two phases of the project are anticipated to have a production capacity of 90,000 barrels per day.

DD&A

We deplete crude oil and natural gas properties on a unit-of-production basis over total proved reserves. The unit-of-production rate takes into account expenditures incurred to date, together with future development expenditures required to develop those proved reserves as estimated by our independent qualified reserves evaluators. This rate, calculated at an area level, is then applied to our sales volume to determine DD&A in a given period. We believe that this method of calculating DD&A charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by total proved reserves.

The following calculation illustrates how the implied depletion rate for our upstream assets could be determined using the reported consolidated data:

($ millions, unless otherwise indicated)	As at December 31, 2013

Upstream Property, Plant and Equipment	13,692
Estimated Future Development Capital	17,795
Total Estimated Upstream Cost Base	31,487
Total Proved Reserves (MBOE)	2,284
Implied Depletion Rate ($/BOE)	13.79

While this illustrates the calculation of the implied depletion rate, our depletion rates are slightly higher and result in a total average rate ranging between $15.50 to $16.00 per BOE. Amounts related to assets under construction, which would be included in the total upstream cost base and would have proved reserves attributed to them, are not depleted. Property specific rates will exclude upstream assets that are depreciated on a straight-line basis.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

As such, our actual depletion will differ from depletion calculated by applying the above implied depletion rate. Further information on our accounting policy for DD&A is included in our notes to the Consolidated Financial Statements.

In the three and nine months ended September 30, 2014, Oil Sands DD&A increased $55 million and $146 million, respectively. The increases were due to higher sales volumes and higher DD&A rates for both of our properties from additional expenditures and a rise in future development costs associated with total proved reserves.

CONVENTIONAL

Our Conventional operations include predictable cash flow producing crude oil and natural gas assets in Alberta and Saskatchewan, including a carbon dioxide enhanced oil recovery project in Weyburn, the heavy oil assets at Pelican Lake and developing tight oil assets in Alberta. Pelican Lake produces conventional heavy oil using polymer flood technology. The established assets in this segment are strategically important for their long life reserves, stable operations and diversity of crude oil produced.

Furthermore, we own the mineral rights on approximately 70 percent or 4.5 million net acres of our conventional lands (fee lands), of which 2.5 million acres are developed. Fee lands where we have maintained a working interest are subject to mineral tax, which is generally lower than the royalties paid to the government or other mineral interest owners. Of the 4.5 million net acres of fee land, we lease over 2.0 million acres to third parties, which may result in royalty income. In the first nine months of 2014, we had approximately 7,700 barrels of oil equivalent per day of royalty interest production from fee lands which resulted in Operating Cash Flow of $122 million. Production from fee lands comprises approximately 50 percent of our total conventional production.

Our natural gas production acts as an economic hedge for the natural gas required as a fuel source at both our oil sands and refining operations. The cash flow generated in our Conventional operations helps to fund future growth opportunities in our Oil Sands segment.

Significant factors that impacted our Conventional segment in the third quarter of 2014 compared with 2013 include:

•                  Crude oil production averaging 74,000 barrels per day. Increased production from successful horizontal well performance in southern Alberta was offset by a slight decline in production at Pelican Lake as a result of a planned turnaround, expected natural declines and the sale of certain Bakken assets; and

•                  Generating Operating Cash Flow net of related capital investment of $280 million, an increase of 20 percent.

On September 30, 2014, we completed the sale of certain of our Wainwright assets in Alberta, with an unrelated third party, for net proceeds of $234 million. A gain on disposition of $137 million was recorded on the sale. Crude oil production from these assets was 2,757 barrels per day in the third quarter of 2014 and 2,775 barrels per day on a year-to-date basis (Q3 2013 — 2,617 barrels per day and year to date 2013 — 2,579 barrels per day).

In April 2014, we sold certain of our Bakken assets in southeastern Saskatchewan for net proceeds of $35 million. A gain on disposition of $16 million was recorded on the sale. Prior to the sale, crude oil production from these Bakken assets was 396 barrels per day in the first quarter of 2014 (Q3 2013 — 463 barrels per day and year to date 2013 — 617 barrels per day).

In both the sales transactions completed in 2014, we have retained ownership of mineral interests in the applicable fee lands and receive a royalty on current and future production from all associated fee lands.

In July 2013, we sold our Lower Shaunavon asset for net proceeds of $241 million. There were no production volumes associated with Lower Shaunavon in the third quarter of 2013. Production averaged 2,807 barrels per day in the first nine months of 2013.

Conventional — Crude Oil

Financial Results

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Gross Sales	619	679	1,978	1,829
Less: Royalties	58	66	174	156
Revenues	561	613	1,804	1,673
Expenses
Transportation and Blending	69	66	249	235
Operating	124	115	402	369
Production and Mineral Taxes	10	10	28	28
(Gain) Loss on Risk Management	6	7	38	(23)
Operating Cash Flow (1)	352	415	1,087	1,064
Capital Investment	189	270	601	841
Operating Cash Flow Net of Related Capital Investment	163	145	486	223

(1)         Non-GAAP measure defined in this MD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Three Months Ended September 30, 2014 Compared With September 30, 2013

(1)         Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil price excludes the impact of condensate purchases.

Revenues

Pricing

Our average crude oil sales price in the quarter decreased nine percent to $84.94 per barrel, consistent with the change in crude oil benchmark prices and associated differentials.

Production Volumes

	Three Months Ended September 30,
(barrels per day)	2014	Percent Change	2013

Pelican Lake	24,196	(3)%	24,826
Other Heavy Oil	14,900	(4)%	15,507
Total Heavy Oil	39,096	(3)%	40,333

Light and Medium Oil	33,548	—%	33,651
NGLs	1,356	20%	1,130
	74,000	(1)%	75,114

Increased production from successful horizontal well performance in southern Alberta was more than offset by expected natural declines, a slight decrease in production at Pelican Lake and the divestiture of our Bakken assets. The increase in production at Pelican Lake related to additional infill wells coming on stream and an increased response from the polymer flood program was offset by the planned turnaround, which reduced our volumes by 1,300 barrels per day.

Condensate

Revenues represent the total value of blended crude oil sold and include the value of condensate. The proportion of the cost of condensate recovered decreased, consistent with the widening of the WCS-Condensate differential.

Royalties

Royalties decreased $8 million primarily due to a decline in sales volumes and lower realized prices.

Royalties at Pelican Lake are determined under oil sands royalty calculations. Pelican Lake is a post-payout project, therefore royalties are based on an annualized calculation which uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one to nine percent); or (2) the net profits of the project multiplied by the applicable royalty rate (25 to 40 percent). Net profits are a function of sales volumes, realized prices and allowed operating and capital costs. In 2014 and 2013, the Pelican Lake royalty calculation was based on gross revenues. Our other conventional crude oil producing assets are located primarily on crown or fee lands. Production from fee lands results in mineral tax recorded within production and mineral taxes.

In the third quarter of 2014, the effective crude oil royalty rate for all of our Conventional properties was 10.8 percent (2013 — 10.8 percent).

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Expenses

Transportation and Blending

Transportation and blending costs increased $3 million in the third quarter of 2014, primarily due to higher condensate volumes and price. Transportation costs remained relatively consistent compared to 2013.

Operating

Primary drivers of our operating costs in the third quarter of 2014 were for workover activities, workforce, repairs and maintenance, electricity and chemical consumption. Our operating costs increased $9 million to $18.45 per barrel.

Operating costs increased $1.78 per barrel, primarily due to:

•                  Higher fluid, waste handling and trucking costs as a result of new wells coming on stream;

•                  A rise in chemical costs from higher polymer prices and increased consumption related to our polymer flood programs, partially offset by a decline in chemicals used as a result of the planned turnaround at Pelican Lake; and

•                  An increase in property tax and surface lease rentals associated with new wells, pipelines and infrastructure.

The increases in our operating costs were partially offset by declines due to the sale of our Bakken assets, in addition to lower workover and electricity costs.

(1)        The heavy oil price and transportation and blending costs exclude the cost of purchased condensate which is blended with the heavy oil. On a per-barrel of unblended heavy oil basis, the cost of condensate for our heavy oil properties was $13.25 per barrel in the third quarter (2013 — $11.65 per barrel). Our blending ratios range from approximately 10 percent to 16 percent.

Risk Management

Risk management activities in the third quarter resulted in realized losses of $6 million (2013 — realized losses of $7 million), consistent with average benchmark prices exceeding our contract prices.

Nine Months Ended September 30, 2014 Compared With September 30, 2013

(1)         Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil price excludes the impact of condensate purchases.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Revenues

Pricing

In the first nine months of the year, our average crude oil sales price increased nine percent to $86.82 per barrel, consistent with the change in crude oil benchmark prices and associated differentials.

Production Volumes

	Nine Months Ended September 30,
(barrels per day)	2014	Percent Change	2013

Pelican Lake	24,593	2%	24,162
Other Heavy Oil	15,467	(4)%	16,163
Total Heavy Oil	40,060	(1)%	40,325

Light and Medium Oil	34,488	(4)%	36,081
NGLs	1,200	18%	1,018
	75,748	(2)%	77,424

Increased production related to our successful horizontal well performance in southern Alberta and higher production at Pelican Lake, was offset by expected natural declines and the sale of our Lower Shaunavon and Bakken assets. Production increased at Pelican Lake as a result of an increased response from the polymer flood program and additional infill wells coming on stream, partially offset by the planned turnaround in 2014.

Condensate

On a year-to-date basis, the proportion of the cost of condensate recovered increased, consistent with the narrowing of the WCS-Condensate differential.

Royalties

Royalties increased $18 million largely due to an increase in the Canadian dollar equivalent WTI benchmark price, higher realized prices and a rise in sales volumes at Pelican Lake, partially offset by lower sales volumes at our other conventional properties. The effective crude oil royalty rate during the first nine months of the year was 10.2 percent (2013 — 9.8 percent).

Expenses

Transportation and Blending

Transportation and blending costs increased $14 million in the first nine months of the year. The cost of condensate increased by $12 million as a result of higher prices. Transportation costs rose $2 million due to higher pipeline and storage costs related to our Pelican Lake property, partially offset by reduced transportation costs from lower sales volumes at our other conventional properties.

Operating

Year to date, operating costs were predominantly composed of workover activities, workforce, electricity costs and repairs and maintenance. Operating costs rose $33 million to $19.47 per barrel.

Operating costs increased $2.09 per barrel, primarily due to:

•                  Increased repairs and maintenance and workover activities related to well optimizations;

•                  Higher chemical costs associated with polymer consumption and price related to the polymer flood programs; and

•                  Higher fluid, waste handling and trucking costs as a result of new wells.

Higher crude oil operating costs were partially offset by declines in operating costs due to the sale of Lower Shaunavon and Bakken assets, in addition to lower electricity costs.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

(1)         The heavy oil price and transportation and blending costs exclude the cost of purchased condensate which is blended with the heavy oil. On a per-barrel of unblended heavy oil basis, the cost of condensate for our heavy oil properties was $16.23 per barrel on a year-to-date basis (2013 — $15.42 per barrel). Our blending ratios range from approximately 10 percent to 16 percent.

Risk Management

In the first nine months of the year, risk management activities resulted in realized losses of $38 million (2013 — realized gains of $23 million), consistent with average benchmark prices exceeding our contract prices.

Conventional — Natural Gas

Financial Results

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Gross Sales	182	130	580	449
Less: Royalties	4	2	10	6
Revenues	178	128	570	443
Expenses
Transportation and Blending	5	4	14	15
Operating	51	50	152	157
Production and Mineral Taxes	2	1	8	2
(Gain) Loss on Risk Management	(4)	(18)	(3)	(45)
Operating Cash Flow (1)	124	91	399	314
Capital Investment	9	5	20	17
Operating Cash Flow Net of Related Capital Investment	115	86	379	297

(1)         Non-GAAP measure defined in this MD&A.

Operating Cash Flow from natural gas continues to help fund growth opportunities in our Oil Sands segment.

Three and Nine Months Ended September 30, 2014 Compared With September 30, 2013

Revenues

Pricing

Our average natural gas sales price increased in 2014 consistent with the rise in the benchmark AECO natural gas price.

Production

Production decreased seven percent to 466 MMcf per day in the third quarter of 2014 and declined nine percent to 469 MMcf per day on a year-to-date basis, primarily due to expected natural declines.

Royalties

Royalties increased in the third quarter of 2014 and on a year-to-date basis, as a result of higher prices, despite production declines. The average royalty rate in the third quarter was 2.0 percent (2013 — 1.8 percent) and 1.7 percent (2013 — 1.5 percent) on a year-to-date basis. Most of our natural gas production is located on fee lands where we hold mineral rights, which results in mineral tax being recorded within production and mineral taxes.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Expenses

Operating

In 2014, our operating expenses were primarily composed of property taxes and lease costs, workforce and repairs and maintenance. During the quarter, operating expenses remained relatively consistent. On a year-to-date basis, operating expenses decreased $5 million due to natural production declines, a decrease in electricity pricing and consumption, and lower workforce costs, partially offset by higher property taxes and lease costs.

Risk Management

Risk management activities resulted in realized gains of $4 million in the third quarter and $3 million on a year-to-date basis (2013 — realized gains of $18 million and $45 million, respectively), consistent with our contract prices exceeding the average benchmark price.

Conventional — Capital Investment (1)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Pelican Lake	61	97	200	348
Other Heavy Oil	15	33	64	104
Light and Medium Oil	113	140	337	389
Natural Gas	9	5	20	17
	198	275	621	858

(1)         Includes expenditures on PP&E and E&E assets.

Capital investment in the first nine months of 2014 was primarily composed of spending on tight oil development and facilities work. At Pelican Lake, capital investment focused on infill drilling, maintenance capital and facilities upgrades associated with the expansion of the polymer flood. Spending on natural gas activities continues to be managed in response to the natural gas price environment.

The decline in capital investment at Pelican Lake reflects our decision to align spending with the more moderate production ramp-up associated with the results of the polymer flood program.

Conventional Drilling Activity

	Nine Months Ended September 30,
(net wells, unless otherwise stated)	2014	2013

Crude Oil	101	155
Recompletions	620	649
Gross Stratigraphic Test Wells	18	38
Other (1)	34	58

(1)              Includes dry and abandoned, observation and service wells.

Crude oil wells drilled reflect the continued development of our Conventional properties. Well recompletions are primarily related to lower-risk Alberta coal bed methane development.

Future Capital Investment

In 2014, Pelican Lake capital investment is forecast to be between $250 million and $255 million with spending mainly focused on infill drilling, pipeline construction and maintenance capital for the polymer flood.

Capital investment on other Conventional crude oil properties, which will be focused on tight oil development and facilities work, is forecast to be between $580 million and $590 million.

DD&A

We deplete crude oil and natural gas properties on a unit-of-production basis over total proved reserves. The unit-of-production rate takes into account expenditures incurred to date, together with future development expenditures required to develop those proved reserves as estimated by our independent qualified reserves evaluators. This rate, calculated at an area level, is then applied to our sales volume to determine DD&A in a given period. We believe that this method of calculating DD&A charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by total proved reserves.

Conventional DD&A decreased $12 million and $112 million for the three and nine months ended September 30, 2014, respectively. In the third quarter, the decline was due to a decrease in sales volumes and lower DD&A rates from a decline in expenditures. On a year-to-date basis, the decrease was due to the impairment loss recorded in 2013, a decline in sales volumes and lower DD&A rates from a decline in expenditures and the Lower Shaunavon disposition.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

REFINING AND MARKETING

We are a 50 percent partner in the Wood River and Borger refineries, which are located in the U.S. Our Refining and Marketing segment allows us to capture the value from crude oil production through to refined products such as diesel, gasoline and jet fuel. Our integrated strategy provides a natural economic hedge against widening crude oil price differentials by providing lower feedstock prices to our refineries. The Refining and Marketing segment’s results are affected by changes in the U.S./Canadian dollar exchange rate.

Significant factors that impacted our Refining and Marketing segment in the third quarter of 2014 compared with 2013 include:

•                  Crude oil runs and refined product output decreased as a result of an unplanned coker outage at our Borger refinery in July 2014 and the start of a planned turnaround at our Wood River refinery in September 2014;

•                  Lower heavy oil feedstock costs and higher average market crack spreads; and

•                  Operating Cash Flow decreasing 51 percent to $68 million primarily due to declines in refined product output, partially offset by lower heavy crude oil feedstock costs and higher average market crack spreads.

Refinery Operations (1)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Crude Oil Capacity (2) (Mbbls/d)	460	457	460	457
Crude Oil Runs (Mbbls/d)	407	464	424	440
Heavy Crude Oil	201	240	205	223
Light/Medium	206	224	219	217
Refined Products (Mbbls/d)	429	487	446	461
Gasoline	230	244	228	230
Distillate	131	152	138	143
Other	68	91	80	88
Crude Utilization (percent)	88	101	92	96

(1)         Represents 100 percent of the Wood River and Borger refinery operations.

(2)         The official nameplate capacity of Wood River increased effective January 1, 2014.

On a 100 percent basis, our refineries have capacity of approximately 460,000 gross barrels per day of crude oil, excluding NGLs, including processing capability of up to 255,000 gross barrels per day of blended heavy crude oil, and capacity of 45,000 gross barrels per day of NGLs. The ability to refine heavy crude oil demonstrates our ability to economically integrate our heavy crude oil production. The discount of WCS relative to WTI continues to benefit our refining operations due to the feedstock cost advantage provided by processing heavy crude oil.

In the three months ended September 30, 2014, an unplanned coker outage at our Borger refinery and the start of a planned turnaround at our Wood River refinery significantly reduced crude oil runs, refined product output and crude utilization as compared to 2013. The unplanned outage lasted approximately two weeks.

In the first nine months of the year, our crude oil runs, refined product output and crude utilization decreased as a result of the 2014 outages. In 2013, an unplanned hydrocracker outage at Wood River in the second quarter negatively impacted volumes, however not to the same extent.

Our crude utilization represents the percentage of total crude oil processed in our refineries relative to the total capacity. Due to our ability to process a wide slate of crude oils, a feedstock cost advantage is created by processing less expensive crude oil. The amount of heavy crude oil processed, such as WCS and CDB, is dependent on the quality and quantity of available crude oil with the total input slate being optimized at each refinery to maximize economic benefit. The amount of heavy crude oil processed in 2014 decreased primarily as a result of processing higher volumes of medium crude oil due to more favourable economics.

Financial Results

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Revenues	3,144	3,459	9,885	9,483
Purchased Product	2,918	3,172	8,836	8,065
Gross Margin	226	287	1,049	1,418
Expenses
Operating	162	127	525	397
(Gain) Loss on Risk Management	(4)	21	(9)	29
Operating Cash Flow (1)	68	139	533	992
Capital Investment	42	19	111	70
Operating Cash Flow Net of Capital Investment	26	120	422	922

(1)         Non-GAAP measure defined in this MD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Gross Margin

In the third quarter, gross margin declined primarily due to:

•                  Lower refined product output as a result of the outages discussed above.

The decrease was partially offset by:

•                  Lower heavy crude oil feedstock costs, consistent with the decline in the WCS benchmark price; and

•                  Higher average market crack spreads, consistent with the widening of the Brent-WTI differential.

On a year-to-date basis, the decrease in gross margin was primarily due to:

•                  A decline in market crack spreads, consistent with the narrowing of the Brent-WTI differential;

•                  Higher heavy crude oil feedstock costs, consistent with the increase in the WCS price; and

•                  Lower refined product output as discussed above.

Our refineries do not blend renewable fuels into the motor fuel products we produce and consequently we are obligated to purchase Renewable Identification Numbers (“RINs”). In the third quarter of 2014, the cost of our RINs was $29 million (2013 — $55 million). On a year-to-date basis, the cost of our RINs was $85 million (2013 — $132 million). These decreases are consistent with the decline in the ethanol RINs benchmark price. This cost remains a minor component of our total refinery feedstock costs.

Operating

Primary drivers of operating costs in 2014 were maintenance, labour, utilities and supplies. Operating costs increased 28 percent (year-to-date — 32 percent), primarily due to higher maintenance costs related to both unplanned outages and planned turnaround activities, an increase in utility costs resulting from a rise in natural gas costs, and the change in the US$/C$ foreign exchange rate.

Refining and Marketing — Capital Investment

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Wood River Refinery	30	12	64	38
Borger Refinery	12	7	47	32
	42	19	111	70

Capital expenditures in 2014 focused on capital maintenance and refinery reliability and safety projects. In the first quarter of 2014, we and our partner sanctioned the Wood River debottleneck project. We are currently awaiting permit approval, which is anticipated in the first half of 2015, and planned start-up of the project is anticipated in 2016.

In 2014, we expect to invest between $165 million and $175 million mainly related to routine safety initiatives, meeting new low sulphur (Tier III) gasoline requirements and additional capital investments expected to enhance returns at the Wood River Refinery.

DD&A

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The service lives of these assets are reviewed on an annual basis. Refining and Marketing DD&A increased $2 million in the third quarter of 2014 and $14 million on a year-to-date basis, primarily due to the change in the US$/C$ foreign exchange rate.

CORPORATE AND ELIMINATIONS

The Corporate and Eliminations segment includes intersegment eliminations relating to transactions that have been recorded at transfer prices based on current market prices, as well as unrealized intersegment profits in inventory. The gains and losses on risk management represent the unrealized mark-to-market gains and losses related to derivative financial instruments used to mitigate fluctuations in commodity prices and the unrealized mark-to-market gains and losses on the long-term power purchase contract. In the third quarter of 2014, our risk management activities resulted in $165 million of unrealized gains, before tax (2013 — $8 million of unrealized gains, before tax). On a year-to-date basis, risk management activities generated $180 million of unrealized gains, before tax (2013 — $196 million of unrealized losses, before tax). The Corporate and Eliminations segment also includes Cenovus-wide costs for general and administrative, financing activities and research costs.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

General and Administrative	80	103	291	268
Finance Costs	105	160	337	407
Interest Income	(4)	(23)	(31)	(73)
Foreign Exchange (Gain) Loss, Net	263	(55)	223	93
Research Costs	3	5	9	14
(Gain) Loss on Divestiture of Assets	(137)	1	(157)	1
Other (Income) Loss, Net	2	—	—	—
	312	191	672	710

Expenses

General and Administrative

In 2014, primary drivers of our general and administrative expenses were staffing costs and office rent. General and administrative expenses decreased in the third quarter of 2014 by $23 million primarily due to a decline in long-term incentive costs, consistent with the change in our share price. On a year-to-date basis, general and administrative costs increased $23 million primarily due to higher long-term incentive costs and higher staffing costs.

Finance Costs

Finance costs include interest expense on our long-term debt, short-term borrowings and U.S. dollar denominated Partnership Contribution Payable, as well as the unwinding of the discount on decommissioning liabilities. Finance costs decreased $55 million and $70 million in the three and nine months ended September 30, 2014, respectively. The decreases were primarily due to a US$32 million premium on the early redemption of senior unsecured notes in the third quarter of 2013 and lower interest incurred on the Partnership Contribution Payable. In the first quarter of 2014, we exercised our right to prepay the Partnership Contribution Payable.

The weighted average interest rate on outstanding debt, excluding the U.S. dollar denominated Partnership Contribution Payable, for the third quarter was 5.0 percent (2013 — 5.2 percent) and for the nine months ended September 30, 2014 was 5.0 percent (2013 — 5.3 percent).

Foreign Exchange

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Unrealized Foreign Exchange (Gain) Loss	259	(48)	221	86
Realized Foreign Exchange (Gain) Loss	4	(7)	2	7
	263	(55)	223	93

The majority of unrealized losses in the third quarter of 2014 stem from translation of our U.S. dollar denominated debt.

DD&A

Corporate and Eliminations DD&A includes provisions in respect of corporate assets, such as computer equipment, leasehold improvements and office furniture. Costs associated with corporate assets are depreciated on a straight-line basis over the estimated service life of the assets, which range from three to 25 years. The service lives of these assets are reviewed on an annual basis. DD&A for the third quarter was $20 million (2013 — $20 million) and $61 million on a year-to-date basis (2013 — $59 million).

Income Tax Expense (Recovery)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Current Tax
Canada	49	60	82	147
U.S.	(14)	(20)	21	38
Total Current Tax	35	40	103	185
Deferred Tax	144	132	396	211
	179	172	499	396
Effective Tax Rate	33.6%	31.7%	29.1%	35.5%

Cenovus Energy Inc.	41
Third Quarter 2014 Report	Management’s Discussion and Analysis

A provision for income taxes on earnings in the interim periods is accrued using the income tax rate that would be applicable to the expected total annual earnings. Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. We believe that our provision for taxes is adequate. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty. The timing of the recognition of income and deductions for the purpose of current tax expense is determined by relevant tax legislation.

The 2014 provision for income tax includes the effect of a favourable adjustment to current tax related to prior years, which has minimal impact on total income tax. In the first nine months of the year, current income tax decreased $82 million primarily due to the favourable adjustment related to prior years and a decrease in U.S. Operating Cash Flow, partially offset by an increase in Conventional Operating Cash Flow. Deferred income tax increased $185 million in the first nine months of the year due to the effect of the favourable adjustment to current tax related to prior years, an increase in Canadian timing differences arising from increased Oil Sands income, and an unrealized risk management gain compared to a loss in the prior year, partially offset by a decrease in U.S. timing differences in 2014 arising from lower U.S. income.

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes. The effective tax rate differs from the Canadian statutory tax rate as it reflects higher U.S. tax rates on U.S. sources of income and permanent differences.

The increase in our effective tax rate in the third quarter of 2014 is due to unrealized foreign exchange losses for which the tax benefit has not been recognized. The decrease on a year-to-date basis is primarily due to lower levels of U.S. source income in the first nine months of 2014 offset by the effect of unrealized foreign exchange losses.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2014	2013	2014	2013

Net Cash From (Used In)
Operating Activities	1,092	840	2,658	2,563
Investing Activities	(463)	(451)	(3,552)	(2,157)
Net Cash Provided (Used) Before Financing Activities	629	389	(894)	406
Financing Activities	(232)	(190)	(457)	(539)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(1)	—	55	(3)
Increase (Decrease) in Cash and Cash Equivalents	396	199	(1,296)	(136)

	As At
($ millions)	September 30, 2014	December 31, 2013
Cash and Cash Equivalents	1,156	2,452

Operating Activities

Cash from operating activities was $252 million higher in the third quarter of 2014 primarily due to higher Cash Flow, as discussed in the Financial Results section of this MD&A and an increase in funds from non-cash working capital. Year to date, there was an increase of $95 million in cash from operating activities primarily due to the increase in Cash Flow, as discussed in the Financial Results section of this MD&A, partially offset by a decrease in non-cash working capital.

Excluding risk management assets and liabilities and assets and liabilities held for sale, working capital was $1,306 million at September 30, 2014 compared to $1,957 million at December 31, 2013. We anticipate that we will continue to meet our payment obligations as they come due.

Investing Activities

Cash used in investing activities in the third quarter of 2014 was $12 million higher (year to date — increase of $1,395 million) due to additional capital expenditures. The year-to-date increase in cash used in investing activities was predominately due to the prepayment of the US$1.4 billion Partnership Contribution Payable in March 2014.

Financing Activities

Our disciplined approach to capital investment decisions means that we prioritize our use of cash flow first to committed capital investment, then to paying a meaningful dividend and finally to growth capital. In the third quarter, we paid a dividend of $0.2662 per share, an increase of 10 percent from 2013 (2013 — $0.242 per share). Year-to-date dividend payments were $604 million (2013 — $549 million). The declaration of dividends is at the sole discretion of the Board and is considered quarterly.

Cenovus Energy Inc.	42
Third Quarter 2014 Report	Management’s Discussion and Analysis

In the third quarter, cash flow used in financing activities increased $42 million primarily due to the net repayment of short-term borrowings and the increase in dividends paid. In the nine months ended September 30, 2014, cash flow used in financing activities declined $82 million as a result of short-term borrowings, partially offset by the increase in dividends paid. Short-term borrowings increased due to the timing of the receipt of proceeds related to the Wainwright disposition.

Our long-term debt was $5,271 million at September 30, 2014 with no principal payments due until October 2019 (US$1.3 billion). The $274 million increase in long-term debt from December 31, 2013 is primarily related to foreign exchange.

As at September 30, 2014, we are in compliance with all of the terms of our debt agreements.

Available Sources of Liquidity

We expect cash flow from our crude oil, natural gas and refining operations to fund a significant portion of our cash requirements over the next decade. Any potential shortfalls may be required to be funded through prudent use of our balance sheet capacity or management of our asset portfolio. The following sources of liquidity are available as at September 30, 2014.

($ millions)	Amount		Term

Cash and Cash Equivalents	1,156		Not Applicable
Committed Credit Facility	2,867		November 2017
U.S. Base Shelf Prospectus (1)	US$	2,000	July 2016
Canadian Base Shelf Prospectus (1)	1,500		July 2016

(1)         Availability subject to market conditions.

We have a commercial paper program which, together with our committed credit facility, is used to manage our short-term cash requirements. We reserve undrawn capacity under our committed credit facility for amounts of outstanding commercial paper.

On June 24, 2014, we filed a U.S. base shelf prospectus for unsecured notes in the amount of US$2.0 billion, which replaced the U.S. base shelf prospectus dated June 6, 2012, as amended May 9, 2013. The U.S. base shelf prospectus allows for the issuance of debt securities in U.S. dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no notes have been issued under this U.S. base shelf prospectus.

On June 25, 2014, we filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion, which replaced the Canadian base shelf prospectus dated May 24, 2012. The Canadian base shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no medium term notes have been issued under this Canadian base shelf prospectus.

Financial Metrics

We monitor our capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted EBITDA. We define our non-GAAP measure of Debt as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable. We define Capitalization as Debt plus Shareholders’ Equity. We define Adjusted EBITDA as earnings before finance costs, interest income, income tax expense, DD&A, asset impairments, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets and other income (loss), net, calculated on a trailing 12 month basis. These metrics are used to steward our overall debt position and as measures of our overall financial strength.

	September 30,		December 31,
As at	2014		2013

Debt to Capitalization	33%		33%
Debt to Adjusted EBITDA (times)	1.3	x	1.2	x

We continue to have long-term targets for a Debt to Capitalization ratio of between 30 to 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times. At September 30, 2014, our Debt to Capitalization and Debt to Adjusted EBITDA metrics were near the low end of our target ranges. Additional information regarding our financial metrics and capital structure can be found in the notes to the interim Consolidated Financial Statements.

Cenovus Energy Inc.	43
Third Quarter 2014 Report	Management’s Discussion and Analysis

Outstanding Share Data and Stock-Based Compensation Plans

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As at September 30, 2014, no preferred shares were outstanding.

As part of our long-term incentive program, Cenovus has an employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of Cenovus.

In addition to its Stock Option Plan, Cenovus has a Performance Share Unit (“PSU”) Plan and two Deferred Share Unit (“DSU”) Plans. PSUs are whole share units which entitle the holder to receive upon vesting either a Cenovus common share or a cash payment equal to the value of a Cenovus common share. Refer to the notes of the interim Consolidated Financial Statements for more details.

Total Outstanding Common Shares and Stock-Based Compensation Plans

As at September 30, 2014	Units (thousands)

Common Shares	757,103
Stock Options
NSRs	41,039
TSARs	3,885
Cenovus Replacement TSARs	2
Encana Replacement TSARs	28
Other Stock-Based Compensation Plans
PSUs	7,121
DSUs	1,286

Contractual Obligations and Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements, debt, future building leases, marketing agreements and capital commitments. In addition, we have commitments related to our risk management program and an obligation to fund our defined benefit pension and other post-employment benefit plans. For further information, see the notes to the interim Consolidated Financial Statements.

Year to date, commitments for various firm transportation agreements increased $6 billion, resulting in total transportation commitments of $27 billion, due to increased costs and tolls on existing commitments. These agreements, some of which are subject to regulatory approval, are for terms of 20 years, subsequent to the date of commencement, and will help align our future transportation requirements with our anticipated production growth.

We have rail loading commitments for 30,000 barrels per day at facilities that are expected to be fully operational by the end of 2014. The degree of utilization of our rail loading capacity is subject to favourable market conditions.

Legal Proceedings

We are involved in a limited number of legal claims associated with the normal course of operations and we believe we have made adequate provisions for such claims. There are no individually or collectively significant claims.

RISK MANAGEMENT

For a full understanding of the risks that impact Cenovus, the following discussion should be read in conjunction with the Risk Management section of our 2013 annual MD&A.

Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Actively managing these risks improves our ability to effectively execute our business strategy. Our exposure to the risks identified in our 2013 annual MD&A has not changed substantially since December 31, 2013. In addition, no new material risks were identified as at September 30, 2014.

Cenovus Energy Inc.	44
Third Quarter 2014 Report	Management’s Discussion and Analysis

A description of the risk factors and uncertainties affecting Cenovus can be found in the Advisory and a full discussion of the material risk factors affecting Cenovus can be found in our AIF for the year ended December 31, 2013. The following provides an update on our commodity price risk management.

Commodity Price Risk

Fluctuations in commodity prices create volatility in our financial performance. Commodity prices are impacted by a number of factors including global and regional supply and demand, transportation constraints, weather conditions and availability of alternative fuels, all of which are beyond our control and can result in a high degree of price volatility.

We manage our commodity price exposure through a combination of activities including integration, financial hedges and physical contracts. We have a variety of instruments and strategies available to us within our financial hedges and physical contracts, such as swaps, futures, options, collars, differentials and fixed-price contracts, that will be utilized as market conditions warrant. For further details of our financial instruments, including classification, assumptions made in the calculation of fair value and additional discussion on exposure of risks and the management of those risks, see the notes to the interim and annual Consolidated Financial Statements. The financial impact is summarized below.

Financial Impact of Risk Management Activities

	Three Months Ended September 30,
	2014			2013
($ millions)	Realized	Unrealized	Total	Realized	Unrealized	Total

Crude Oil	9	(159)	(150)	32	(22)	10
Natural Gas	(5)	—	(5)	(19)	15	(4)
Refining	(4)	(7)	(11)	22	(2)	20
Power	—	1	1	(2)	1	(1)
(Gain) Loss on Risk Management	—	(165)	(165)	33	(8)	25
Income Tax Expense (Recovery)	—	43	43	11	(3)	8
(Gain) Loss on Risk Management, After Tax	—	(122)	(122)	22	(5)	17

	Nine Months Ended September 30,
	2014			2013
($ millions)	Realized	Unrealized	Total	Realized	Unrealized	Total

Crude Oil	95	(173)	(78)	(22)	147	125
Natural Gas	(4)	(2)	(6)	(46)	51	5
Refining	(8)	(5)	(13)	30	(1)	29
Power	2	—	2	(7)	(1)	(8)
(Gain) Loss on Risk Management	85	(180)	(95)	(45)	196	151
Income Tax Expense (Recovery)	(21)	47	26	(7)	49	42
(Gain) Loss on Risk Management, After Tax	64	(133)	(69)	(38)	147	109

In the quarter, total realized gains or losses on risk management was nil. On a year-to-date basis, realized losses consisted primarily of losses on crude oil financial instruments, consistent with average benchmark prices exceeding our contract prices.

In 2014, we recognized unrealized gains on our crude oil financial instruments as a result of the changes in forward prices compared with prices at the end of the prior year and changes in prices for transactions executed during the period, partially offset by the realization of settled positions and the narrowing of forward light/heavy differentials.

Financial instruments undertaken within our refining segment by the operator, Phillips 66, are primarily for purchased product. Details of contract volumes and prices can be found in the notes to the interim Consolidated Financial Statements.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ACCOUNTING POLICIES

For more details regarding our critical accounting judgments, estimates and accounting policies, the following should be read in conjunction with our 2013 annual MD&A.

We are required to make judgments, estimates and assumptions in the application of accounting policies that could have a significant impact on our financial results. Actual results may differ from those estimates and those differences may be material. The estimates and assumptions used are subject to updates based on experience and the application of new information. Our critical accounting policies and estimates are reviewed annually by the Audit Committee of the Board. Further details on the basis of preparation and our significant accounting policies can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Cenovus Energy Inc.	45
Third Quarter 2014 Report	Management’s Discussion and Analysis

Critical Accounting Judgments in Applying Accounting Policies

Critical accounting judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recognized in our annual and interim Consolidated Financial Statements and accompanying notes. There have been no changes to our critical judgments used in applying accounting policies in the first nine months of 2014. Further information can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recognized in the period in which the estimates are revised. There have been no changes to our key sources of estimation uncertainty in the first nine months of 2014. Further information can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Future Accounting Pronouncements

New and Amended Standards and Interpretations Adopted

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2014, we adopted, as required, amendments to International Accounting Standard 32, “Financial Instruments: Presentation” (“IAS 32”). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the consolidated financial statements.

New Standards and Interpretations not yet Adopted

Revenue Recognition

In May 2014, the IASB published IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. We are currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, “Financial Instruments” (“IFRS 9”) to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. We are currently evaluating the impact of adopting IFRS 9 on the consolidated financial statements.

Additional Standards

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the Consolidated Financial Statements for the year ended December 31, 2013.

CONTROL ENVIRONMENT

There have been no changes to internal control over financial reporting (“ICFR”) in the three months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, ICFR.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

TRANSPARENCY AND CORPORATE RESPONSIBILITY

We are committed to operating in a responsible manner and to integrating our corporate responsibility principles into the way we conduct our business. We recognize the importance of reporting to stakeholders in a transparent and accountable manner. We disclose not only the information we are required to disclose by legislation or regulatory authorities, but also information that more broadly describes our activities, policies, opportunities and risks.

Our Corporate Responsibility (“CR”) policy continues to drive our commitments, our CR approach and reporting, and enables alignment with our business objectives and processes. Our future CR reporting activities will be guided by this policy and will focus on improving performance by continuing to track, measure and monitor our CR performance indicators. Our CR policy and CR report is available on our website at cenovus.com. Our 2013 CR report was issued in July 2014.

In September 2014, our CR practices were recognized internationally with the inclusion of Cenovus to the Dow Jones Sustainability World Index for the third consecutive year. We were also named to the Dow Jones Sustainability North America Index for the fifth consecutive year.

In June 2014, Cenovus was named one of the Top 50 Socially Responsible Corporations in Canada by Maclean’s magazine and Sustainalytics for the third year in a row and for the fourth consecutive year by Corporate Knights magazine as one of the 2014 Best Corporate Citizens in Canada. We were also included in the Euronext Vigeo World 120 Index. This index recognizes the top 120 companies globally for their high degree of control of corporate responsibility risk and contributions to sustainable development.

In February 2014, Cenovus was named the top Canadian company for Best Sustainability Practice at the Investor Relations Magazine Awards for the second year in a row. In January 2014, Cenovus was included for the first time in the RobecoSAM 2014 Sustainability Yearbook with a Bronze Class distinction. RobecoSAM is a Swiss-based specialist in international sustainability investment that publishes the Dow Jones Sustainability Index. Corporate Knights magazine also named Cenovus to their 2014 Global 100 clean capitalism ranking for the second consecutive year, as announced during the World Economic Forum in Davos, Switzerland in January 2014.

These external recognitions of our commitment to corporate responsibility reaffirm Cenovus’s efforts to balance economic, governance, social and environmental performance.

OUTLOOK

We continue to move forward on our business plan targeting net crude oil production, including our conventional oil operations, of more than 500,000 barrels per day. To achieve our development plans, additional expansions are planned at Foster Creek, Christina Lake and Narrows Lake, as well as new projects at Telephone Lake and Grand Rapids. We will continue the development of our oil sands resources in multiple phases using a low cost manufacturing-like approach. This approach will be driven by technology, innovation and continued respect for the health and safety of our employees and contractors, with an emphasis on environmental performance and meaningful dialogue with our stakeholders.

The following outlook commentary is focused on the next twelve to fifteen months. The forward pricing outlook for 2015, as of October 15, 2014, has declined significantly from actual pricing in the first half of 2014 and the forward pricing at that time. A key factor that will determine if these lower prices will be realized is whether the Organization of the Petroleum Exporting Countries (“OPEC”) responds to the discounted Brent pricing.

Commodity Prices Underlying our Financial Results

Our crude oil pricing outlook is influenced by the following:

•      We expect the general outlook for crude oil prices will continue to be tied to global economic growth, the pace of North American supply growth, production interruptions and whether the OPEC responds to the steep discounts in current market prices by cutting production. Economic indicators suggest an improvement in crude oil demand growth from the U.S. as their economy continues to accelerate. However, comparable economic indicators for the rest of the world show a decline in economic conditions, especially in Europe and China. North American crude oil supply growth is expected to continue at a strong, but moderate pace. Global supply disruptions are difficult to predict and materially impact the price of Brent crude oil. The recent decrease in global crude oil demand offsets the potential for continued supply outages due to uncertainty in Iraq and Libya. Overall, we expect Brent crude oil prices to be lower as compared to the prior twelve to fifteen month period;

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Third Quarter 2014 Report	Management’s Discussion and Analysis

•      The Brent-WTI differential has narrowed from 2013 as new pipeline capacity from Cushing to the U.S. Gulf Coast has reduced inland congestion. However, growing tight oil supply in the Gulf Coast region should reduce the need for imports to the U.S. and may result in some price volatility as domestic crude oil competes to displace global light and medium crude oil imports. We expect that these supply pressures will result in wider Brent-WTI differentials; and

•      The WTI-WCS differential will continue to be set by the marginal transportation cost to the U.S. Gulf Coast. With increased rail infrastructure planned over the coming year, along with incremental pipeline capacity, we expect some level of spare take-away capacity from Alberta. There is likely to be some volatility in the differential due to uncertainty around the timing of new infrastructure, however we expect narrower differentials as compared to the prior twelve to fifteen month period.

With the seasonal reduction in product demand, we expect flat to slight declining of inland refining crack spreads in the near term, as turnaround activity is expected to be near the five year average. Next year, a potential widening of the Brent-WTI differential due to increased domestic crude oil supply would result in improved market crack spreads as compared to the prior twelve to fifteen month period.

Natural gas prices are expected to remain consistent with prices experienced in the third quarter of 2014, with the potential for volatility based on weather.

Foreign exchange prices have remained consistent in the third quarter of 2014 as compared to the second quarter. The average foreign exchange forward price is US$0.887/C$1 over the next five quarters. The timing of key interest rate decisions, both in Canada and the U.S. in the coming quarters, will dictate momentum. Overall, the Canadian dollar remains relatively weak, which has a positive impact on our revenues and Operating Cash Flow.

Our exposure to the light/heavy price differentials is composed of both a global light/heavy component as well as Canadian congestion. While we expect to see volatility in crude prices, we mitigate our exposure to light/heavy price differentials through the following:

•                  Integration — having heavy oil refining capacity able to process Canadian heavy crudes. From a value perspective, our refining business is able to capture value from both the WTI-WCS differential for Canadian crude and the Brent-WTI differential from the sale of refined products;

•                  Financial hedge transactions — protecting our upstream crude oil prices from downside risk by entering into financial transactions that fix the WTI-WCS differential, mitigating the exposure to Canadian congestion;

•                  Marketing arrangements — protecting our upstream crude oil prices by entering into physical supply transactions with fixed price components directly with refiners; and

•                  Transportation commitments — supporting transportation projects that move crude oil from our production areas to consuming markets and tidewater markets.

(1)  Expected gross production capacity.

Key Priorities for 2014

Our key priorities for 2014 remain unchanged from 2013.

Market Access

We are focused on near and mid-term strategies to broaden market access for our crude oil production. This will allow us to build on our successful marketing and transportation strategy and broaden the portfolio of market opportunities for our growing production. We have rail loading commitments for 30,000 barrels per day at facilities that are expected to be fully operational by the end of 2014. The degree of utilization of our rail loading capacity is subject to favourable market conditions.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

Attacking Cost Structures

We continue to take aim at cost structures across the organization to maintain our track record of cost efficiency. We must ensure that, over the long term, we maintain an efficient and sustainable cost structure and take advantage of our business model. For example, we are actively identifying opportunities in supply chain management to further reduce capital and operating costs.

Other Key Challenges

We will need to effectively manage our business to support our development plans, including securing timely regulatory and partner approvals, complying with environmental regulations and managing competitive pressures within our industry. Additional details regarding the impact of these factors on our financial results are discussed in the Risk Management section of this MD&A.

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Third Quarter 2014 Report	Management’s Discussion and Analysis

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the Period Ended September 30,

($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013

Revenues	1
Gross Sales		5,094	5,195	15,769	14,166
Less: Royalties		124	120	365	256
		4,970	5,075	15,404	13,910
Expenses	1
Purchased Product		2,721	2,982	8,180	7,623
Transportation and Blending		592	464	1,900	1,482
Operating		490	430	1,580	1,324
Production and Mineral Taxes		12	11	36	30
(Gain) Loss on Risk Management	21	(165)	25	(95)	151
Depreciation, Depletion and Amortization		475	430	1,415	1,365
Exploration Expense	10	—	—	1	109
General and Administrative		80	103	291	268
Finance Costs	4	105	160	337	407
Interest Income	5	(4)	(23)	(31)	(73)
Foreign Exchange (Gain) Loss, Net	6	263	(55)	223	93
Research Costs		3	5	9	14
(Gain) Loss on Divestiture of Assets	12	(137)	1	(157)	1
Other (Income) Loss, Net		2	—	—	—
Earnings Before Income Tax		533	542	1,715	1,116
Income Tax Expense	7	179	172	499	396
Net Earnings		354	370	1,216	720
Other Comprehensive Income (Loss), Net of Tax
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(6)	6	(11)	15
Items That May be Subsequently Reclassified to Profit or Loss:
Change in Value of Available for Sale Financial Assets		—	—	—	8
Foreign Currency Translation Adjustment		149	(14)	108	58
Total Other Comprehensive Income (Loss), Net of Tax		143	(8)	97	81
Comprehensive Income		497	362	1,313	801

Net Earnings Per Common Share	8
Basic		$0.47	$0.49	$1.61	$0.95
Diluted		$0.47	$0.49	$1.60	$0.95

See accompanying Notes to Consolidated Financial Statements (unaudited).

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Third Quarter 2014 Report	Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		September 30,	December 31,
	Notes	2014	2013

Assets
Current Assets
Cash and Cash Equivalents		1,156	2,452
Accounts Receivable and Accrued Revenues		1,810	1,874
Income Tax Receivable		43	15
Inventories	9	1,580	1,259
Risk Management	21	55	10
Current Assets		4,644	5,610
Exploration and Evaluation Assets	1,10	1,666	1,473
Property, Plant and Equipment, Net	1,11	18,312	17,334
Risk Management	21	8	—
Income Tax Receivable		12	—
Other Assets		66	68
Goodwill	1	739	739
Total Assets		25,447	25,224

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,787	2,937
Income Tax Payable		363	268
Current Portion of Partnership Contribution Payable	13	—	438
Short-Term Borrowings	14	133	—
Risk Management	21	13	136
Current Liabilities		3,296	3,779
Long-Term Debt	15	5,271	4,997
Partnership Contribution Payable	13	—	1,087
Risk Management	21	2	3
Decommissioning Liabilities	16	2,654	2,370
Other Liabilities		176	180
Deferred Income Taxes		3,305	2,862
Total Liabilities		14,704	15,278
Shareholders’ Equity		10,743	9,946
Total Liabilities and Shareholders’ Equity		25,447	25,224

See accompanying Notes to Consolidated Financial Statements (unaudited).

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Third Quarter 2014 Report	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 17)			(Note 18)

Balance as at December 31, 2012	3,829	4,154	1,730	69	9,782
Net Earnings	—	—	720	—	720
Other Comprehensive Income (Loss)	—	—	—	81	81
Total Comprehensive Income	—	—	720	81	801
Common Shares Issued Under Stock Option Plans	25	—	—	—	25
Common Shares Cancelled	(3)	3	—	—	—
Stock-Based Compensation Expense	—	47	—	—	47
Dividends on Common Shares	—	—	(549)	—	(549)
Balance as at September 30, 2013	3,851	4,204	1,901	150	10,106

Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	—	—	1,216	—	1,216
Other Comprehensive Income (Loss)	—	—	—	97	97
Total Comprehensive Income	—	—	1,216	97	1,313
Common Shares Issued Under Stock Option Plans	32	—	—	—	32
Stock-Based Compensation Expense	—	56	—	—	56
Dividends on Common Shares	—	—	(604)	—	(604)
Balance as at September 30, 2014	3,889	4,275	2,272	307	10,743

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	52
Third Quarter 2014 Report	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the Period Ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013

Operating Activities
Net Earnings		354	370	1,216	720
Depreciation, Depletion and Amortization		475	430	1,415	1,365
Exploration Expense		—	(1)	1	45
Deferred Income Taxes	7	144	132	396	211
Unrealized (Gain) Loss on Risk Management	21	(165)	(8)	(180)	196
Unrealized Foreign Exchange (Gain) Loss	6	259	(48)	221	86
(Gain) Loss on Divestitures of Assets	12	(137)	1	(157)	1
Unwinding of Discount on Decommissioning Liabilities	4,16	30	24	90	72
Other		25	32	76	78
		985	932	3,078	2,774
Net Change in Other Assets and Liabilities		(28)	(25)	(97)	(90)
Net Change in Non-Cash Working Capital		135	(67)	(323)	(121)
Cash From Operating Activities		1,092	840	2,658	2,563

Investing Activities
Capital Expenditures — Exploration and Evaluation Assets	10	(55)	(34)	(198)	(255)
Capital Expenditures — Property, Plant and Equipment	11	(695)	(710)	(2,073)	(2,114)
Proceeds From Divestiture of Assets	12	235	241	275	242
Net Change in Investments and Other	13	(2)	3	(1,581)	(3)
Net Change in Non-Cash Working Capital		54	49	25	(27)
Cash (Used in) Investing Activities		(463)	(451)	(3,552)	(2,157)

Net Cash Provided (Used) Before Financing Activities		629	389	(894)	406

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		(32)	2	121	1
Issuance of U.S. Unsecured Notes		—	814	—	814
Repayment of U.S. Unsecured Notes		—	(825)	—	(825)
Proceeds on Issuance of Common Shares		2	4	28	23
Dividends Paid on Common Shares	8	(201)	(182)	(604)	(549)
Other		(1)	(3)	(2)	(3)
Cash From (Used in) Financing Activities		(232)	(190)	(457)	(539)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	—	55	(3)
Increase (Decrease) in Cash and Cash Equivalents		396	199	(1,296)	(136)
Cash and Cash Equivalents, Beginning of Period		760	825	2,452	1,160
Cash and Cash Equivalents, End of Period		1,156	1,024	1,156	1,024

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	53
Third Quarter 2014 Report	Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

1.              DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company’s reportable segments are:

•                  Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                  Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•                  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•                  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus’s operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	54
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

A) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,343	1,112	804	814	3,144	3,459
Less: Royalties	62	52	62	68	—	—
	1,281	1,060	742	746	3,144	3,459
Expenses
Purchased Product	—	—	—	—	2,918	3,172
Transportation and Blending	518	394	74	70	—	—
Operating	153	138	176	167	162	127
Production and Mineral Taxes	—	—	12	11	—	—
(Gain) Loss on Risk Management	2	23	2	(11)	(4)	21
Operating Cash Flow	608	505	478	509	68	139
Depreciation, Depletion and Amortization	164	109	252	264	39	37
Exploration Expense	—	—	—	—	—	—
Segment Income	444	396	226	245	29	102

	Corporate and Eliminations		Consolidated
For the three months ended September 30,	2014	2013	2014	2013

Revenues
Gross Sales	(197)	(190)	5,094	5,195
Less: Royalties	—	—	124	120
	(197)	(190)	4,970	5,075
Expenses
Purchased Product	(197)	(190)	2,721	2,982
Transportation and Blending	—	—	592	464
Operating	(1)	(2)	490	430
Production and Mineral Taxes	—	—	12	11
(Gain) Loss on Risk Management	(165)	(8)	(165)	25
	166	10	1,320	1,163
Depreciation, Depletion and Amortization	20	20	475	430
Exploration Expense	—	—	—	—
Segment Income (Loss)	146	(10)	845	733
General and Administrative	80	103	80	103
Finance Costs	105	160	105	160
Interest Income	(4)	(23)	(4)	(23)
Foreign Exchange (Gain) Loss, Net	263	(55)	263	(55)
Research Costs	3	5	3	5
(Gain) Loss on Divestiture of Assets	(137)	1	(137)	1
Other (Income) Loss, Net	2	—	2	—
	312	191	312	191
Earnings Before Income Tax			533	542
Income Tax Expense			179	172
Net Earnings			354	370

Cenovus Energy Inc.	55
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,334	1,100	619	679	1,953	1,779
Less: Royalties	62	52	58	66	120	118
	1,272	1,048	561	613	1,833	1,661
Expenses
Transportation and Blending	518	393	69	66	587	459
Operating	147	131	124	115	271	246
Production and Mineral Taxes	—	—	10	10	10	10
(Gain) Loss on Risk Management	2	24	6	7	8	31
Operating Cash Flow	605	500	352	415	957	915

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	9	8	182	130	191	138
Less: Royalties	—	—	4	2	4	2
	9	8	178	128	187	136
Expenses
Transportation and Blending	—	1	5	4	5	5
Operating	4	5	51	50	55	55
Production and Mineral Taxes	—	—	2	1	2	1
(Gain) Loss on Risk Management	—	(1)	(4)	(18)	(4)	(19)
Operating Cash Flow	5	3	124	91	129	94

	Other
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	—	4	3	5	3	9
Less: Royalties	—	—	—	—	—	—
	—	4	3	5	3	9
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	2	2	1	2	3	4
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	(2)	2	2	3	—	5

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,343	1,112	804	814	2,147	1,926
Less: Royalties	62	52	62	68	124	120
	1,281	1,060	742	746	2,023	1,806
Expenses
Transportation and Blending	518	394	74	70	592	464
Operating	153	138	176	167	329	305
Production and Mineral Taxes	—	—	12	11	12	11
(Gain) Loss on Risk Management	2	23	2	(11)	4	12
Operating Cash Flow	608	505	478	509	1,086	1,014

Cenovus Energy Inc.	56
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	2,698	2,477	2,396	2,718	5,094	5,195
Less: Royalties	124	120	—	—	124	120
	2,574	2,357	2,396	2,718	4,970	5,075
Expenses
Purchased Product	542	543	2,179	2,439	2,721	2,982
Transportation and Blending	592	464	—	—	592	464
Operating	334	307	156	123	490	430
Production and Mineral Taxes	12	11	—	—	12	11
(Gain) Loss on Risk Management	(154)	5	(11)	20	(165)	25
	1,248	1,027	72	136	1,320	1,163
Depreciation, Depletion and Amortization	437	393	38	37	475	430
Exploration Expense	—	—	—	—	—	—
Segment Income	811	634	34	99	845	733

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Cenovus Energy Inc.	57
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

D) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,972	2,837	2,568	2,288	9,885	9,483
Less: Royalties	181	94	184	162	—	—
	3,791	2,743	2,384	2,126	9,885	9,483
Expenses
Purchased Product	—	—	—	—	8,836	8,065
Transportation and Blending	1,637	1,232	263	250	—	—
Operating	502	402	557	529	525	397
Production and Mineral Taxes	—	—	36	30	—	—
(Gain) Loss on Risk Management	59	(6)	35	(68)	(9)	29
Operating Cash Flow	1,593	1,115	1,493	1,385	533	992
Depreciation, Depletion and Amortization	459	313	779	891	116	102
Exploration Expense	1	—	—	109	—	—
Segment Income	1,133	802	714	385	417	890

	Corporate and Eliminations		Consolidated
For the nine months ended September 30,	2014	2013	2014	2013

Revenues
Gross Sales	(656)	(442)	15,769	14,166
Less: Royalties	—	—	365	256
	(656)	(442)	15,404	13,910
Expenses
Purchased Product	(656)	(442)	8,180	7,623
Transportation and Blending	—	—	1,900	1,482
Operating	(4)	(4)	1,580	1,324
Production and Mineral Taxes	—	—	36	30
(Gain) Loss on Risk Management	(180)	196	(95)	151
	184	(192)	3,803	3,300
Depreciation, Depletion and Amortization	61	59	1,415	1,365
Exploration Expense	—	—	1	109
Segment Income (Loss)	123	(251)	2,387	1,826
General and Administrative	291	268	291	268
Finance Costs	337	407	337	407
Interest Income	(31)	(73)	(31)	(73)
Foreign Exchange (Gain) Loss, Net	223	93	223	93
Research Costs	9	14	9	14
(Gain) Loss on Divestiture of Assets	(157)	1	(157)	1
Other (Income) Loss, Net	—	—	—	—
	672	710	672	710
Earnings Before Income Tax			1,715	1,116
Income Tax Expense			499	396
Net Earnings			1,216	720

Cenovus Energy Inc.	58
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

E) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,909	2,797	1,978	1,829	5,887	4,626
Less: Royalties	180	93	174	156	354	249
	3,729	2,704	1,804	1,673	5,533	4,377
Expenses
Transportation and Blending	1,636	1,231	249	235	1,885	1,466
Operating	483	386	402	369	885	755
Production and Mineral Taxes	—	—	28	28	28	28
(Gain) Loss on Risk Management	59	(3)	38	(23)	97	(26)
Operating Cash Flow	1,551	1,090	1,087	1,064	2,638	2,154

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	58	24	580	449	638	473
Less: Royalties	1	1	10	6	11	7
	57	23	570	443	627	466
Expenses
Transportation and Blending	1	1	14	15	15	16
Operating	13	12	152	157	165	169
Production and Mineral Taxes	—	—	8	2	8	2
(Gain) Loss on Risk Management	—	(3)	(3)	(45)	(3)	(48)
Operating Cash Flow	43	13	399	314	442	327

	Other
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	5	16	10	10	15	26
Less: Royalties	—	—	—	—	—	—
	5	16	10	10	15	26
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	6	4	3	3	9	7
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	(1)	12	7	7	6	19

	Total Upstream
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,972	2,837	2,568	2,288	6,540	5,125
Less: Royalties	181	94	184	162	365	256
	3,791	2,743	2,384	2,126	6,175	4,869
Expenses
Transportation and Blending	1,637	1,232	263	250	1,900	1,482
Operating	502	402	557	529	1,059	931
Production and Mineral Taxes	—	—	36	30	36	30
(Gain) Loss on Risk Management	59	(6)	35	(68)	94	(74)
Operating Cash Flow	1,593	1,115	1,493	1,385	3,086	2,500

Cenovus Energy Inc.	59
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

F) Geographic Information

	Canada		United States		Consolidated
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	8,335	6,673	7,434	7,493	15,769	14,166
Less: Royalties	365	256	—	—	365	256
	7,970	6,417	7,434	7,493	15,404	13,910
Expenses
Purchased Product	1,769	1,525	6,411	6,098	8,180	7,623
Transportation and Blending	1,900	1,482	—	—	1,900	1,482
Operating	1,077	940	503	384	1,580	1,324
Production and Mineral Taxes	36	30	—	—	36	30
(Gain) Loss on Risk Management	(82)	122	(13)	29	(95)	151
	3,270	2,318	533	982	3,803	3,300
Depreciation, Depletion and Amortization	1,300	1,263	115	102	1,415	1,365
Exploration Expense	1	109	—	—	1	109
Segment Income	1,969	946	418	880	2,387	1,826

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended September 30, 2014 was $595 million and $67 million, respectively (three months ended September 30, 2013 — $516 million and $137 million). Cenovus’s share of operating cash flow from FCCL and WRB for the nine months ended September 30, 2014 was $1,551 million and $535 million, respectively (nine months ended September 30, 2013 — $1,028 million and $990 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Oil Sands	1,508	1,328	8,346	7,401
Conventional	158	145	6,173	6,291
Refining and Marketing	—	—	3,440	3,269
Corporate and Eliminations	—	—	353	373
Consolidated	1,666	1,473	18,312	17,334

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Oil Sands	242	242	10,748	9,564
Conventional	497	497	7,138	7,220
Refining and Marketing	—	—	5,825	5,491
Corporate and Eliminations	—	—	1,736	2,949
Consolidated	739	739	25,447	25,224

(1) Exploration and evaluation (“E&E”) assets.

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	60
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

By Geographic Region

	E&E		PP&E
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Canada	1,666	1,473	14,877	14,066
United States	—	—	3,435	3,268
Consolidated	1,666	1,473	18,312	17,334

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Canada	739	739	20,502	20,548
United States	—	—	4,945	4,676
Consolidated	739	739	25,447	25,224

I) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Capital
Oil Sands	494	426	1,492	1,383
Conventional	198	275	621	858
Refining and Marketing	42	19	111	70
Corporate	16	23	41	53
	750	743	2,265	2,364
Acquisition Capital
Oil Sands (2)	—	1	15	1
Conventional	—	—	2	4
	750	744	2,282	2,369

(1) Includes expenditures on PP&E and E&E.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2013, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 22, 2014.

Cenovus Energy Inc.	61
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Standards and Interpretations Adopted

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2014, the Company adopted, as required, amendments to IAS 32, “Financial Instruments: Presentation” (“IAS 32”). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the Consolidated Financial Statements.

B) New Standards and Interpretations not yet Adopted

Revenue Recognition

In May 2014, the IASB published IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, “Financial Instruments” (“IFRS 9”) to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact of adopting IFRS 9 on the Consolidated Financial Statements.

Additional Standards

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2013.

4. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Interest Expense — Short-Term Borrowings and Long-Term Debt	71	71	212	203
Premium on Redemption of Long-Term Debt	—	33	—	33
Interest Expense — Partnership Contribution Payable (Note 13)	—	24	22	75
Unwinding of Discount on Decommissioning Liabilities (Note 16)	30	24	90	72
Other	4	8	13	24
	105	160	337	407

5. INTEREST INCOME

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Interest Income — Partnership Contribution Receivable	—	(20)	—	(65)
Other	(4)	(3)	(31)	(8)
	(4)	(23)	(31)	(73)

Cenovus Energy Inc.	62
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	253	(77)	272	190
U.S. Dollar Partnership Contribution Receivable Issued From Canada	—	24	—	(99)
Other	6	5	(51)	(5)
Unrealized Foreign Exchange (Gain) Loss	259	(48)	221	86
Realized Foreign Exchange (Gain) Loss	4	(7)	2	7
	263	(55)	223	93

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Current Tax
Canada	49	60	82	147
United States	(14)	(20)	21	38
Total Current Tax	35	40	103	185
Deferred Tax	144	132	396	211
	179	172	499	396

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013
Net Earnings — Basic and Diluted ($ millions)	354	370	1,216	720

Basic — Weighted Average Number of Shares (millions)	757.1	755.8	756.8	755.9
Dilutive Effect of Cenovus TSARs (1)	0.8	1.4	1.0	1.7
Dilutive Effect of Cenovus NSRs (2)	0.9	—	0.1	—
Diluted — Weighted Average Number of Shares	758.8	757.2	757.9	757.6

Net Earnings Per Common Share ($)
Basic	$0.47	$0.49	$1.61	$0.95
Diluted	$0.47	$0.49	$1.60	$0.95

(1) Tandem stock appreciation rights (“TSARs”).

(2) Net settlement rights (“NSRs”).

B) Dividends Per Share

The Company paid dividends of $604 million or $0.7986 per share for the nine months ended September 30, 2014 (September 30, 2013 — $549 million, $0.726 per share). The Cenovus Board of Directors declared a fourth quarter dividend of $0.2662 per share, payable on December 31, 2014, to common shareholders of record as of December 15, 2014.

Cenovus Energy Inc.	63
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

9. INVENTORIES

	September 30,	December 31,
As at	2014	2013

Product
Refining and Marketing	1,399	1,047
Oil Sands	127	156
Conventional	14	17
Parts and Supplies	40	39
	1,580	1,259

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory by $10 million from cost to net realizable value at September 30, 2014.

10. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2012	1,285
Additions	331
Transfers to PP&E (Note 11)	(95)
Exploration Expense	(50)
Divestitures	(17)
Change in Decommissioning Liabilities	19
As at December 31, 2013	1,473
Additions	198
Transfers to PP&E (Note 11)	(25)
Exploration Expense	(1)
Change in Decommissioning Liabilities	23
Divestitures	(2)
As at September 30, 2014	1,666

E&E assets consist of the Company’s evaluation projects which are pending determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the nine months ended September 30, 2014 include $39 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2013 — $60 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

For the nine months ended September 30, 2014, $25 million of E&E assets were transferred to PP&E — development and production assets following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2013 — $95 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. For the year ended December 31, 2013, $50 million of previously capitalized E&E costs related to certain tight oil exploration assets within the Conventional segment were deemed not to be technically feasible and commercially viable and were recognized as exploration expense.

Cenovus Energy Inc.	64
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	2,702	48	106	82	2,938
Transfers From E&E Assets (Note 10)	95	—	—	—	95
Transfers and Reclassifications	(450)	—	(88)	—	(538)
Change in Decommissioning Liabilities	40	—	(1)	—	39
Exchange Rate Movements	—	—	238	—	238
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions (2)	1,900	32	111	41	2,084
Transfers From E&E Assets (Note 10)	25	—	—	—	25
Transfers and Reclassifications	(55)	—	(1)	—	(56)
Change in Decommissioning Liabilities	293	—	—	—	293
Exchange Rate Movements	—	—	199	—	199
Divestitures	(472)	—	—	—	(472)
As at September 30, 2014	31,081	318	3,963	890	36,252

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation, Depletion and Amortization	1,522	35	138	79	1,774
Transfers and Reclassifications	(123)	—	(88)	—	(211)
Impairment Losses	2	—	—	—	2
Exchange Rate Movements	—	—	25	—	25
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	1,197	29	115	61	1,402
Transfers and Reclassifications	(27)	—	(1)	—	(28)
Impairment Losses	13	—	—	—	13
Exchange Rate Movements	—	—	24	—	24
Divestitures	(316)	—	—	—	(316)
As at September 30, 2014	16,658	222	524	536	17,940

CARRYING VALUE
As at December 31, 2012	12,613	80	3,088	371	16,152
As at December 31, 2013	13,599	93	3,268	374	17,334
As at September 30, 2014	14,423	96	3,439	354	18,312

(1)  Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $173 million for the nine months ended September 30, 2014 (year ended December 31, 2013 — $204 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization (“DD&A”):

	September 30,	December 31,
As at	2014	2013

Development and Production	410	225
Refining Equipment	155	97
	565	322

Cenovus Energy Inc.	65
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recognized in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. In the second quarter of 2014, a minor natural gas property was shut-in and abandonment commenced. The remaining book value of $13 million has been recognized as DD&A in the Conventional segment. There were no impairment losses recognized in 2013.

12. DIVESTITURES

On September 30, 2014, the Company completed the sale of certain Wainwright properties to an unrelated third party for net proceeds of $234 million. A gain of $137 million was recorded on the sale in the third quarter. These assets, related liabilities and results of operations were reported in the Conventional segment.

In the second quarter, the Company completed the sale of certain Bakken properties to an unrelated third party for net proceeds of $35 million, resulting in a gain of $16 million. The Company also completed the sale of certain non-core properties and recognized a total gain of $4 million. These assets and related liabilities and results of operations were reported in the Conventional segment.

13. PARTNERSHIP CONTRIBUTION PAYABLE

On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

14. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $133 million as at September 30, 2014 (December 31, 2013 — $nil). The Company reserves undrawn capacity under its committed credit facility for amounts of commercial paper outstanding.

15. LONG-TERM DEBT

	September 30,	December 31,
As at	2014	2013

Revolving Term Debt (1)	—	—
U.S. Dollar Denominated Unsecured Notes	5,324	5,052
Total Debt Principal	5,324	5,052
Debt Discounts and Transaction Costs	(53)	(55)
	5,271	4,997

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime-rate loans and U.S. base-rate loans.

As at September 30, 2014, the Company is in compliance with all of the terms of its debt agreements.

On June 24, 2014, Cenovus filed a U.S. base shelf prospectus for unsecured notes in the amount of US$2.0 billion. The U.S. base shelf prospectus allows for the issuance of debt securities in U.S. dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no notes have been issued under this U.S. base shelf prospectus. The U.S. base shelf prospectus expires in July 2016.

On June 25, 2014, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion. The Canadian base shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no medium term notes have been issued under this Canadian base shelf prospectus. The Canadian base shelf prospectus expires in July 2016.

Cenovus Energy Inc.	66
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

16. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

	September 30,	December 31,
As at	2014	2013

Decommissioning Liabilities, Beginning of Year	2,370	2,315
Liabilities Incurred	41	45
Liabilities Settled	(65)	(76)
Liabilities Divested	(60)	—
Transfers and Reclassifications	(9)	(26)
Change in Estimated Future Cash Flows	28	414
Change in Discount Rate	257	(401)
Unwinding of Discount on Decommissioning Liabilities	90	97
Foreign Currency Translation	2	2
Decommissioning Liabilities, End of Period	2,654	2,370

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.6 percent as at September 30, 2014 (December 31, 2013 — 5.2 percent).

17. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	September 30, 2014		December 31, 2013
As at	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount

Outstanding, Beginning of Year	756,046	3,857	755,843	3,829
Common Shares Issued Under Stock Option Plans	1,057	32	970	31
Common Shares Cancelled	—	—	(767)	(3)
Outstanding, End of Period	757,103	3,889	756,046	3,857

There were no preferred shares outstanding as at September 30, 2014 (December 31, 2013 — nil).

As at September 30, 2014, there were 12 million (December 31, 2013 — 24 million) common shares available for future issuance under stock option plans.

Cenovus Energy Inc.	67
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at September 30, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income, Before Tax	(15)	108	—	93
Income Tax	4	—	—	4
Balance, End of Period	(23)	320	10	307

As at September 30, 2013	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(26)	95	—	69
Other Comprehensive Income, Before Tax	19	58	10	87
Income Tax	(4)	—	(2)	(6)
Balance, End of Period	(11)	153	8	150

19. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at September 30, 2014	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)

NSRs	On or After February 24, 2011	7	5.36	32.71	30.13	41,039
TSARs	Prior to February 17, 2010	5	0.26	25.95	30.13	34
TSARs	On or After February 17, 2010	7	2.45	26.73	30.13	3,851
Encana (1) Replacement TSARs Held by Cenovus Employees	Prior to December 1, 2009	5	0.13	30.23	23.78	28
Cenovus Replacement TSARs Held by Encana Employees	Prior to December 1, 2009	5	0.13	27.69	30.13	2

(1) Encana Corporation (“Encana”).

NSRs

The weighted average unit fair value of NSRs granted during the nine months ended September 30, 2014 was $4.70 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at September 30, 2014	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	26,315	35.26
Granted	16,051	28.62
Exercised	(125)	32.24
Forfeited	(1,202)	34.03
Outstanding, End of Period	41,039	32.71
Exercisable, End of Period	13,367	36.32

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $34.06.

Cenovus Energy Inc.	68
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

TSARs Held by Cenovus Employees

The Company has recorded a liability of $19 million at September 30, 2014 (December 31, 2013 — $33 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees at September 30, 2014 was $12 million (December 31, 2013 — $27 million).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	7,086	26.56
Exercised for Cash Payment	(2,102)	26.34
Exercised as Options for Common Shares	(1,043)	26.38
Forfeited	(4)	27.33
Expired	(52)	26.38
Outstanding, End of Period	3,885	26.72
Exercisable, End of Period	3,885	26.72

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $30.14.

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana for cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana replacement TSAR for cash. No further Encana replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $nil at September 30, 2014 (December 31, 2013 — $nil) in the Consolidated Balance Sheets based on the fair value of each Encana replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana replacement TSARs held by Cenovus employees at September 30, 2014 was $nil (December 31, 2013 — $nil).

The following table summarizes information related to the Encana replacement TSARs held by Cenovus employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	3,904	29.06
Forfeited	(87)	29.06
Expired	(3,789)	29.05
Outstanding, End of Period	28	30.23
Exercisable, End of Period	28	30.23

The closing price of Encana common shares on the TSX as at September 30, 2014 was $23.78.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus for cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus replacement TSAR for cash. No compensation expense is recognized and no further Cenovus replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of less than $1 million as at September 30, 2014 (December 31, 2013 — $6 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus replacement TSARs held by Encana employees at September 30, 2014 was less than $1 million (December 31, 2013 — $6 million).

Cenovus Energy Inc.	69
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

The following table summarizes the information related to the Cenovus replacement TSARs held by Encana employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	1,479	26.28
Exercised for Cash Payment	(1,407)	26.28
Exercised as Options for Common Shares	(9)	26.32
Forfeited	—	26.27
Expired	(61)	26.27
Outstanding, End of Period	2	27.69
Exercisable, End of Period	2	27.69

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $29.28.

B) Performance Share Units

The Company has recorded a liability of $131 million at September 30, 2014 (December 31, 2013 — $103 million) in the Consolidated Balance Sheets for performance share units (“PSUs”) based on the market value of Cenovus’s common shares at September 30, 2014. The intrinsic value of vested PSUs was $nil at September 30, 2014 and December 31, 2013 as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at September 30, 2014	Number of PSUs (Thousands)

Outstanding, Beginning of Year	5,785
Granted	3,012
Vested and Paid Out	(1,625)
Cancelled	(227)
Units in Lieu of Dividends	176
Outstanding, End of Period	7,121

C) Deferred Share Units

The Company has recorded a liability of $38 million at September 30, 2014 (December 31, 2013 — $36 million) in the Consolidated Balance Sheets for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares at September 30, 2014. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at September 30, 2014	Number of DSUs (Thousands)

Outstanding, Beginning of Year	1,192
Granted to Directors	55
Granted From Annual Bonus Awards	7
Units in Lieu of Dividends	32
Outstanding, End of Period	1,286

Cenovus Energy Inc.	70
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

NSRs	9	10	33	26
TSARs Held by Cenovus Employees	(7)	3	(3)	(11)
PSUs	2	16	49	32
DSUs	(5)	1	2	—
Stock-Based Compensation Expense (Recovery)	(1)	30	81	47

20. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	September 30,	December 31,
As at	2014	2013

Short-Term Borrowings	133	—
Long-Term Debt	5,271	4,997
Debt	5,404	4,997
Shareholders’ Equity	10,743	9,946
Capitalization	16,147	14,943
Debt to Capitalization	33%	33%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

	September 30,		December 31,
As at	2014		2013

Debt	5,404		4,997
Net Earnings	1,158		662
Add (Deduct):
Finance Costs	459		529
Interest Income	(54)		(96)
Income Tax Expense	535		432
Depreciation, Depletion and Amortization	1,883		1,833
E&E Impairment	6		50
Unrealized (Gain) Loss on Risk Management	39		415
Foreign Exchange (Gain) Loss, Net	338		208
(Gain) Loss on Divestitures of Assets	(157)		1
Other (Income) Loss, Net	2		2
Adjusted EBITDA (1)	4,209		4,036
Debt to Adjusted EBITDA	1.3	x	1.2	x

(1) Calculated on a trailing 12 month basis.

Cenovus Energy Inc.	71
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at September 30, 2014, Cenovus had $2.9 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at September 30, 2014, Cenovus is in compliance with all of the terms of its debt agreements.

21. FINANCIAL INSTRUMENTS

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Payable, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Payable and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2014, the carrying value of Cenovus’s long-term debt was $5,271 million and the fair value was $5,955 million (December 31, 2013 carrying value — $4,997 million, fair value — $5,388 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. A reconciliation of changes in the fair value of available for sale financial assets is:

	September 30,	December 31,
As at	2014	2013

Fair Value, Beginning of Year	32	14
Acquisition of Investments	3	5
Reclassification of Equity Investments	(4)	—
Change in Fair Value (1)	—	13
Fair Value, End of Period	31	32

(1) Unrealized gains and losses on available for sale financial assets are recorded in Other Comprehensive Income.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at September 30, 2014 range from $47.25 to $69.25 per Megawatt Hour.

Cenovus Energy Inc.	72
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Summary of Unrealized Risk Management Positions

	September 30, 2014			December 31, 2013
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	61	12	49	10	136	(126)
Natural Gas	2	—	2	—	—	—
Power	—	3	(3)	—	3	(3)
Total Fair Value	63	15	48	10	139	(129)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2014	2013

Prices Sourced From Observable Data or Market Corroboration (Level 2)	51	(126)
Prices Determined From Unobservable Inputs (Level 3)	(3)	(3)
	48	(129)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to September 30:

	2014	2013

Fair Value of Contracts, Beginning of Year	(129)	270
Fair Value of Contracts Realized During the Period	85	(45)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	95	(151)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(3)	8
Fair Value of Contracts, End of Period	48	82

C) Earnings Impact of Realized and Unrealized (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Realized (Gain) Loss (1)	—	33	85	(45)
Unrealized (Gain) Loss (2)	(165)	(8)	(180)	196
(Gain) Loss on Risk Management	(165)	25	(95)	151

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

22. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2013. The Company’s exposure to these risks has not changed significantly since December 31, 2013.

Cenovus Energy Inc.	73
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Net Fair Value of Commodity Price Positions as at September 30, 2014

As at September 30, 2014	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	30,000 bbls/d	2014	US$102.04/bbl	20
Brent Fixed Price	20,000 bbls/d	2014	$107.06/bbl	(1)
WCS Differential (1)	21,700 bbls/d	2014	US$(19.97)/bbl	(10)
Brent Fixed Price	18,000 bbls/d	2015	$113.75/bbl	27
WCS Differential (1)	5,000 bbls/d	January – June 2015	US$(19.85)/bbl	(1)

Brent Collars	10,000 bbls/d	2015	$105.25 - $123.57/bbl	8

Other Financial Positions (2)				6
Crude Oil Fair Value Position				49
Natural Gas Contracts
Fixed Price Contracts
AECO Fixed Price	48 MMcf/d	2014	$4.61/Mcf	2
Natural Gas Fair Value Position				2

Power Purchase Contracts
Power Fair Value Position				(3)

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.

(2) Other financial positions are part of ongoing operations to market the Company’s production.

Commodity Price Sensitivities — Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions as at September 30 could have resulted in unrealized gains (losses) impacting earnings before income tax for the nine months ended September 30, 2014:

Risk Management Positions in Place as at September 30, 2014

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(143)	146
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	16	(16)
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(5)	5
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

23. COMMITMENTS AND CONTINGENCIES

A) Commitments

During the nine months ended September 30, 2014, the Company’s various firm transportation agreements increased by $6 billion, resulting in total transportation commitments of $27 billion, due to increased costs and tolls on existing commitments. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	74
Third Quarter 2014 Report	Notes to Consolidated Financial Statements

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics

($ millions, except per share amounts)

	2014				2013
	Year						Q3 Year
Revenues	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1

Gross Sales
Upstream	6,540	2,147	2,295	2,098	6,892	1,767	5,125	1,926	1,646	1,553
Refining and Marketing	9,885	3,144	3,483	3,258	12,706	3,223	9,483	3,459	3,078	2,946
Corporate and Eliminations	(656)	(197)	(218)	(241)	(605)	(163)	(442)	(190)	(130)	(122)
Less: Royalties	365	124	138	103	336	80	256	120	78	58
Revenues	15,404	4,970	5,422	5,012	18,657	4,747	13,910	5,075	4,516	4,319

	2014				2013
	Year						Q3 Year
Operating Cash Flow	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Crude Oil and Natural Gas Liquids
Foster Creek	737	297	227	213	877	204	673	252	232	189
Christina Lake	814	308	291	215	596	179	417	248	96	73
Pelican Lake	323	111	119	93	385	92	293	130	96	67
Other Conventional	764	241	269	254	1,003	232	771	285	251	235
Natural Gas	442	129	162	151	437	110	327	94	118	115
Other Upstream Operations	6	—	8	(2)	27	8	19	5	8	6
	3,086	1,086	1,076	924	3,325	825	2,500	1,014	801	685
Refining and Marketing	533	68	220	245	1,143	151	992	139	324	529
Operating Cash Flow (1)	3,619	1,154	1,296	1,169	4,468	976	3,492	1,153	1,125	1,214

		2014				2013
		Year						Q3 Year
Cash Flow		to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Cash from Operating Activities		2,658	1,092	1,109	457	3,539	976	2,563	840	828	895
Deduct (Add back):
Net Change in Other Assets and Liabilities		(97)	(28)	(27)	(42)	(120)	(30)	(90)	(25)	(31)	(34)
Net Change in Non-Cash Working Capital		(323)	135	(53)	(405)	50	171	(121)	(67)	(12)	(42)
Cash Flow (2)		3,078	985	1,189	904	3,609	835	2,774	932	871	971
Per Share	- Basic	4.07	1.30	1.57	1.20	4.77	1.10	3.67	1.23	1.15	1.28
	- Diluted	4.06	1.30	1.57	1.19	4.76	1.10	3.66	1.23	1.15	1.28

		2014				2013
		Year						Q3 Year
Earnings		to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Operating Earnings (3)		1,223	372	473	378	1,171	212	959	313	255	391
Per Share	- Diluted	1.61	0.49	0.62	0.50	1.55	0.28	1.27	0.41	0.34	0.52

Net Earnings (Loss)		1,216	354	615	247	662	(58)	720	370	179	171
Per Share	- Basic	1.61	0.47	0.81	0.33	0.88	(0.08)	0.95	0.49	0.24	0.23
	- Diluted	1.60	0.47	0.81	0.33	0.87	(0.08)	0.95	0.49	0.24	0.23

	2014				2013
	Year						Q3 Year
Tax & Exchange Rates	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Effective Tax Rates using
Net Earnings	29.1%				39.5%
Operating Earnings, excluding Divestitures	25.9%				31.4%
Canadian Statutory Rate	25.2%				25.2%
U.S. Statutory Rate	38.5%				38.5%

Foreign Exchange Rates (US$ per C$1)
Average	0.914	0.918	0.917	0.906	0.971	0.953	0.977	0.963	0.977	0.992
Period end	0.892	0.892	0.937	0.905	0.940	0.940	0.972	0.972	0.951	0.985

(1)        Operating cash flow is a non-GAAP measure defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

(2)        Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows.

(3)        Operating earnings is a non-GAAP measure that is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings.

	2014								2013
	Year												Q3 Year
Financial Metrics (Non-GAAP measures)	to Date		Q3		Q2		Q1		Year		Q4		to Date		Q3		Q2		Q1

Debt to Capitalization (4), (5)	33%		33%		33%		36%		33%		33%		32%		32%		33%		33%

Net Debt to Capitalization (4), (6)	28%		28%		30%		32%		29%		29%		28%		28%		30%		28%

Debt to Adjusted EBITDA (5), (7)	1.3	x	1.3	x	1.2	x	1.4	x	1.2	x	1.2	x	1.2	x	1.2	x	1.2	x	1.1	x

Net Debt to Adjusted EBITDA (6), (7)	1.0	x	1.0	x	1.1	x	1.2	x	1.0	x	1.0	x	1.0	x	1.0	x	1.0	x	0.9	x

Return on Capital Employed (8)	9%		9%		9%		7%		6%		6%		6%		6%		5%		7%

Return on Common Equity (9)	11%		11%		12%		7%		7%		7%		6%		6%		5%		8%

(4) Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity.

(5) Debt includes the Company’s short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

(6) Net debt includes the Company’s short-term borrowings, current and long-term portions of long-term debt and the current and long-term portions of the Partnership Contribution Payable, net of cash and cash equivalents and the current and long-term portions of the Partnership Contribution Receivable.

(7) We define Adjusted EBITDA as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets and other income (loss), net, calculated on a trailing 12 month basis.

(8) Return on capital employed is calculated, on a trailing 12-month basis, as net earnings before after-tax interest divided by average shareholders’ equity plus average debt.

(9) Return on common equity is calculated, on a trailing 12-month basis, as net earnings divided by average shareholders’ equity.

Cenovus Energy Inc.	75
Third Quarter 2014 Report	Supplemental Information

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics (continued)

	2014				2013
	Year						Q3 Year
Common Share Information	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Common Shares Outstanding (millions)
Period End	757.1	757.1	757.0	756.9	756.0	756.0	755.8	755.8	755.8	755.8
Average - Basic	756.8	757.1	756.9	756.4	755.9	755.9	755.9	755.8	755.8	756.0
Average - Diluted	757.9	758.8	758.0	757.3	757.5	757.2	757.6	757.2	757.1	758.4

Price Range ($ per share)
TSX - C$
High	34.79	34.79	34.70	32.02	34.13	31.69	34.13	32.77	32.08	34.13
Low	28.25	29.77	30.80	28.25	28.32	29.33	28.32	28.98	28.32	31.09
Close	30.13	30.13	34.59	31.97	30.40	30.40	30.74	30.74	30.00	31.46

NYSE - US$
High	32.64	32.64	32.44	28.96	34.50	30.34	34.50	31.60	31.58	34.50
Low	25.52	26.57	28.35	25.52	27.25	27.60	27.25	28.00	27.25	30.58
Close	26.88	26.88	32.37	28.96	28.65	28.65	29.85	29.85	28.52	30.99

Dividends Paid ($ per share)	$0.7986	$0.2662	$0.2662	$0.2662	$0.968	$0.242	$0.726	$0.242	$0.242	$0.242

Share Volume Traded (millions)	470.7	147.7	152.7	170.3	685.7	146.2	539.5	183.0	201.6	154.9

	2014				2013
	Year						Q3 Year
Net Capital Investment	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Capital Investment ($ millions)
Oil Sands
Foster Creek	637	207	209	221	797	193	604	205	189	210
Christina Lake	563	198	183	182	688	189	499	162	162	175
Total	1,200	405	392	403	1,485	382	1,103	367	351	385
Other Oil Sands	292	89	79	124	400	120	280	59	69	152
	1,492	494	471	527	1,885	502	1,383	426	420	537
Conventional
Pelican Lake	200	61	68	71	463	115	348	97	111	140
Other Conventional	421	137	85	199	726	216	510	178	134	198
	621	198	153	270	1,189	331	858	275	245	338
Refining and Marketing	111	42	46	23	107	37	70	19	26	25
Corporate	41	16	16	9	81	28	53	23	15	15
Capital Investment	2,265	750	686	829	3,262	898	2,364	743	706	915
Acquisitions (1)	17	—	16	1	32	27	5	1	1	3
Divestitures	(276)	(235)	(39)	(2)	(283)	(41)	(242)	(241)	—	(1)
Net Acquisition and Divestiture Activity	(259)	(235)	(23)	(1)	(251)	(14)	(237)	(240)	1	2
Net Capital Investment	2,006	515	663	828	3,011	884	2,127	503	707	917

(1) Q2 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Operating Statistics - Before Royalties

	2014				2013
	Year						Q3 Year
Upstream Production Volumes	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Crude Oil and Natural Gas Liquids (bbls/d)
Oil Sands - Heavy Oil
Foster Creek	56,070	56,631	56,852	54,706	53,190	52,419	53,450	49,092	55,338	55,996
Christina Lake	67,400	68,458	67,975	65,738	49,310	61,471	45,211	52,732	38,459	44,351
	123,470	125,089	124,827	120,444	102,500	113,890	98,661	101,824	93,797	100,347
Conventional Liquids
Pelican Lake - Heavy Oil	24,593	24,196	24,806	24,782	24,254	24,528	24,162	24,826	23,959	23,687
Other Heavy Oil	15,467	14,900	15,498	16,017	15,991	15,480	16,163	15,507	16,284	16,712
Light and Medium Oil	34,488	33,548	35,329	34,598	35,467	33,646	36,081	33,651	36,137	38,508
Natural Gas Liquids (2)	1,200	1,356	1,228	1,013	1,063	1,199	1,018	1,130	950	971
	75,748	74,000	76,861	76,410	76,775	74,853	77,424	75,114	77,330	79,878
Total Crude Oil and Natural Gas Liquids	199,218	199,089	201,688	196,854	179,275	188,743	176,085	176,938	171,127	180,225
Natural Gas (MMcf/d)
Oil Sands	22	23	23	19	21	21	21	23	22	18
Conventional	469	466	484	457	508	493	514	500	514	527
Total Natural Gas	491	489	507	476	529	514	535	523	536	545
Total Production (BOE/d)	281,051	280,589	286,188	276,187	267,442	274,410	265,252	264,105	260,460	271,058

(2) Natural gas liquids include condensate volumes.

	2014				2013
Average Royalty Rates	Year						Q3 Year
(excluding impact of Realized Gain (Loss) on Risk Management)	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Oil Sands
Foster Creek	8.2%	7.2%	9.3%	8.1%	5.8%	6.3%	5.7%	7.6%	5.7%	2.9%
Christina Lake	7.6%	7.9%	7.7%	7.1%	6.8%	7.8%	6.4%	7.0%	5.6%	5.7%
Conventional
Pelican Lake	7.3%	7.1%	8.0%	6.9%	5.9%	3.2%	6.7%	7.7%	5.8%	6.2%
Weyburn	22.6%	24.0%	24.4%	19.4%	19.6%	16.8%	20.4%	22.3%	20.3%	18.3%
Other	5.6%	6.5%	5.5%	4.9%	6.5%	7.4%	6.2%	6.8%	6.0%	5.7%
Natural Gas Liquids	2.0%	1.6%	2.2%	2.2%	1.9%	1.9%	1.9%	2.9%	2.5%	0.2%
Natural Gas	1.8%	2.0%	2.0%	1.4%	1.4%	1.2%	1.5%	1.8%	1.2%	1.7%

Cenovus Energy Inc.	76
Third Quarter 2014 Report	Supplemental Information

SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

	2014				2013
	Year						Q3 Year
Refining	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Refinery Operations (1)
Crude Oil Capacity (2) (Mbbls/d)	460	460	460	460	457	457	457	457	457	457
Crude Oil Runs (Mbbls/d)	424	407	466	400	442	447	440	464	439	416
Heavy Oil	205	201	221	195	222	221	223	240	230	197
Light/Medium	219	206	245	205	220	226	217	224	209	219
Crude Utilization	92%	88%	101%	87%	97%	98%	96%	101%	96%	91%
Refined Products (Mbbls/d)	446	429	489	420	463	469	461	487	457	439

(1) Represents 100% of the Wood River and Borger refinery operations.

(2) The official nameplate capacity of Wood River increased effective January 1, 2014.

	2014				2013
	Year						Q3 Year
Selected Average Benchmark Prices	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Crude Oil Prices (US$/bbl)
Brent	107.02	103.39	109.77	107.90	108.76	109.35	108.57	109.71	103.35	112.65
West Texas Intermediate (“WTI”)	99.61	97.17	102.99	98.68	97.97	97.46	98.14	105.82	94.22	94.37
Differential Brent Futures-WTI	7.41	6.22	6.78	9.22	10.79	11.89	10.43	3.89	9.13	18.28
Western Canadian Select (“WCS”)	78.49	76.99	82.95	75.55	72.77	65.26	75.28	88.34	75.06	62.41
Differential - WTI-WCS	21.12	20.18	20.04	23.13	25.20	32.20	22.86	17.48	19.16	31.96
Condensate - (C5 @ Edmonton)	100.41	93.45	105.15	102.64	101.69	94.22	104.18	103.80	101.50	107.24
Differential - WTI-Condensate (premium)/discount	(0.80)	3.72	(2.16)	(3.96)	(3.72)	3.24	(6.04)	2.02	(7.28)	(12.87)
Refining Margins 3-2-1 Crack Spreads (3) (US$/bbl)
Chicago	18.61	17.57	19.72	18.55	21.77	12.29	24.93	16.19	31.06	27.53
Midwest Combined (Group 3)	17.27	16.65	17.75	17.41	20.80	10.66	24.17	17.35	27.24	27.93
Natural Gas Prices
AECO ($/Mcf)	4.55	4.22	4.67	4.76	3.17	3.15	3.17	2.82	3.59	3.08
NYMEX (US$/Mcf)	4.56	4.06	4.67	4.94	3.65	3.60	3.67	3.58	4.09	3.34
Differential - NYMEX-AECO (US$/Mcf)	0.39	0.16	0.40	0.60	0.58	0.59	0.57	0.89	0.56	0.27

(3) The 3-2-1 crack spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel using current month WTI based crude oil feedstock prices and on a last in, first out accounting basis (“LIFO”).

	2014				2013
Per-unit Results	Year						Q3 Year
(excluding impact of Realized Gain (Loss) on Risk Management)	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Heavy Oil - Foster Creek (4) ($/bbl)
Price	76.05	76.82	79.77	71.44	66.30	59.39	68.79	87.49	68.17	52.60
Royalties	6.06	5.40	7.14	5.71	3.73	3.56	3.80	6.31	3.87	1.47
Transportation and Blending	2.02	2.17	3.10	0.78	2.36	3.21	2.05	4.37	0.04	1.89
Operating	17.65	14.79	19.38	19.09	15.77	15.90	15.73	17.12	16.19	14.03
Netback	50.32	54.46	50.15	45.86	44.44	36.72	47.21	59.69	48.07	35.21
Heavy Oil - Christina Lake (4) ($/bbl)
Price	66.69	67.62	72.25	59.89	51.26	44.36	54.71	74.98	52.61	33.41
Royalties	4.84	5.07	5.37	4.04	3.25	3.22	3.27	5.06	2.71	1.69
Transportation and Blending	3.32	3.75	3.14	3.02	3.55	3.29	3.68	3.16	4.45	3.67
Operating	11.87	10.40	12.08	13.30	12.47	10.57	13.42	11.46	16.83	12.93
Netback	46.66	48.40	51.66	39.53	31.99	27.28	34.34	55.30	28.62	15.12
Total Heavy Oil - Oil Sands (4) ($/bbl)
Price	70.96	71.82	75.65	65.19	59.10	51.34	62.39	81.16	61.88	44.01
Royalties	5.40	5.22	6.17	4.80	3.50	3.37	3.56	5.68	3.40	1.57
Transportation and Blending	2.73	3.03	3.12	1.99	2.93	3.25	2.79	3.76	1.82	2.69
Operating	14.51	12.41	15.38	15.96	14.19	13.04	14.68	14.26	16.45	13.53
Netback	48.32	51.16	50.98	42.44	38.48	31.68	41.36	57.46	40.21	26.22
Heavy Oil - Pelican Lake (4) ($/bbl)
Price	80.87	81.66	84.66	76.20	70.09	64.52	71.99	88.08	72.32	54.30
Royalties	5.71	5.56	6.50	5.04	4.00	1.97	4.69	6.64	4.08	3.22
Transportation and Blending	3.14	3.24	3.13	3.07	2.41	2.79	2.28	2.18	2.58	2.07
Operating	22.24	20.49	21.23	24.96	20.65	21.22	20.46	19.90	22.21	19.23
Netback	49.78	52.37	53.80	43.13	43.03	38.54	44.56	59.36	43.45	29.78
Heavy Oil - Other Conventional (4) ($/bbl)
Price	81.33	80.74	81.09	82.14	70.65	64.58	72.67	86.58	70.81	61.62
Royalties	9.43	11.10	9.77	7.52	9.18	10.40	8.77	12.27	7.67	6.57
Transportation and Blending	3.57	3.64	3.94	3.13	2.90	2.54	3.02	3.04	2.59	3.39
Operating	20.30	19.29	19.74	21.81	17.34	17.54	17.27	16.32	17.38	18.04
Production and Mineral Taxes	0.59	0.61	0.84	0.32	0.31	0.12	0.38	0.55	0.30	0.30
Netback	47.44	46.10	46.80	49.36	40.92	33.98	43.23	54.40	42.87	33.32
Total Heavy Oil - Conventional (4) ($/bbl)
Price	81.05	81.30	83.29	78.52	70.31	64.55	72.27	87.50	71.73	57.42
Royalties	7.16	7.72	7.76	6.01	6.08	5.31	6.34	8.83	5.50	4.65
Transportation and Blending	3.31	3.40	3.44	3.09	2.60	2.69	2.58	2.51	2.58	2.63
Operating	21.49	20.02	20.66	23.73	19.32	19.76	19.17	18.51	20.30	18.72
Production and Mineral Taxes	0.23	0.24	0.32	0.13	0.13	0.05	0.15	0.21	0.12	0.13
Netback	48.86	49.92	51.11	45.56	42.18	36.74	44.03	57.44	43.23	31.29
Total Heavy Oil (4) ($/bbl)
Price	73.47	73.99	77.63	68.64	62.23	54.61	65.27	82.97	64.91	47.82
Royalties	5.84	5.79	6.58	5.12	4.22	3.85	4.37	6.58	4.05	2.45
Transportation and Blending	2.87	3.11	3.20	2.28	2.84	3.11	2.73	3.40	2.06	2.67
Operating	16.24	14.15	16.75	17.97	15.62	14.70	15.99	15.47	17.63	15.01
Production and Mineral Taxes	0.06	0.05	0.08	0.03	0.04	0.01	0.04	0.06	0.04	0.04
Netback	48.46	50.89	51.02	43.24	39.51	32.94	42.14	57.46	41.13	27.65

(4) Cost of Condensate per barrel of unblended crude oil ($/bbl)

Heavy oil price and transportation and blending costs exclude the costs of purchased condensate, which is blended with the heavy oil. On a per-barrel of unblended crude oil basis, the cost of condensate is as follows:

Foster Creek	44.49	38.50	47.28	48.35	42.41	41.85	42.61	38.85	42.60	46.00
Christina Lake	48.02	42.57	49.30	52.81	45.25	44.16	45.80	39.86	47.13	51.46
Heavy Oil - Oil Sands	46.41	40.71	48.39	50.77	43.77	43.09	44.06	39.36	44.43	48.44
Pelican Lake	16.24	12.64	17.55	18.30	15.59	13.58	16.28	12.09	16.74	20.31
Other Conventional Heavy Oil	16.22	14.20	17.94	16.40	13.12	10.05	14.14	10.96	16.68	14.73
Heavy Oil - Conventional	16.23	13.25	17.70	17.56	14.60	12.18	15.42	11.65	16.72	17.93
Total Heavy Oil	38.91	34.42	40.44	42.17	35.63	35.44	35.70	31.46	35.91	39.78

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SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

	2014				2013
Per-unit Results	Year						Q3 Year
(excluding impact of Realized Gain (Loss) on Risk Management)	to Date	Q3	Q2	Q1	Year	Q4	to Date	Q3	Q2	Q1
Light and Medium Oil ($/bbl)
Price	94.16	89.85	98.27	94.18	86.30	82.12	87.63	100.64	86.84	76.77
Royalties	10.19	10.36	11.37	8.78	8.28	6.58	8.82	11.01	8.61	7.05
Transportation and Blending	3.49	3.06	3.31	4.11	4.35	5.15	4.09	4.58	4.37	3.39
Operating	17.77	17.40	17.45	18.47	16.23	17.26	15.90	15.06	16.32	16.26
Production and Mineral Taxes	2.74	2.99	2.97	2.23	2.30	1.26	2.63	2.80	2.64	2.46
Netback	59.97	56.04	63.17	60.59	55.14	51.87	56.19	67.19	54.90	47.61
Total Crude Oil ($/bbl)
Price	77.08	76.64	81.35	73.15	67.05	59.41	69.96	86.41	69.75	54.02
Royalties	6.60	6.56	7.45	5.76	5.03	4.33	5.30	7.44	5.05	3.43
Transportation and Blending	2.98	3.10	3.22	2.60	3.14	3.47	3.02	3.63	2.57	2.82
Operating	16.51	14.70	16.87	18.06	15.74	15.15	15.97	15.39	17.34	15.27
Production and Mineral Taxes	0.52	0.54	0.60	0.42	0.49	0.23	0.59	0.59	0.61	0.56
Netback	50.47	51.74	53.21	46.31	42.65	36.23	45.08	59.36	44.18	31.94
Natural Gas Liquids ($/bbl)
Price	70.85	66.70	78.38	67.31	60.34	59.39	60.71	65.71	46.44	68.88
Royalties	1.40	1.07	1.70	1.48	1.13	1.14	1.12	1.92	1.17	0.12
Netback	69.45	65.63	76.68	65.83	59.21	58.25	59.59	63.79	45.27	68.76
Total Liquids ($/bbl)
Price	77.04	76.57	81.33	73.12	67.01	59.41	69.91	86.28	69.61	54.10
Royalties	6.56	6.52	7.41	5.74	5.01	4.31	5.28	7.40	5.03	3.42
Transportation and Blending	2.96	3.08	3.20	2.59	3.12	3.45	3.00	3.61	2.55	2.81
Operating	16.41	14.60	16.77	17.96	15.65	15.06	15.88	15.29	17.24	15.19
Production and Mineral Taxes	0.52	0.54	0.60	0.42	0.48	0.23	0.58	0.59	0.61	0.55
Netback	50.59	51.83	53.35	46.41	42.75	36.36	45.17	59.39	44.18	32.13
Total Natural Gas ($/Mcf)
Price	4.52	4.22	4.87	4.47	3.20	3.21	3.20	2.83	3.50	3.25
Royalties	0.08	0.08	0.09	0.06	0.04	0.04	0.05	0.05	0.04	0.05
Transportation and Blending	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.10	0.08	0.15
Operating	1.24	1.24	1.23	1.26	1.16	1.23	1.14	1.13	1.16	1.14
Production and Mineral Taxes	0.06	0.05	0.13	(0.01)	0.02	0.02	0.02	0.03	(0.01)	0.03
Netback	3.03	2.74	3.31	3.05	1.87	1.81	1.88	1.52	2.23	1.88
Total (1) ($/BOE)
Price	62.45	61.85	65.71	59.68	51.23	47.23	52.67	63.12	52.55	42.52
Royalties	4.79	4.79	5.36	4.19	3.44	3.07	3.58	5.02	3.35	2.38
Transportation and Blending	2.29	2.39	2.45	2.03	2.31	2.60	2.20	2.60	1.82	2.17
Operating	13.79	12.53	13.95	14.94	12.79	12.73	12.81	12.44	13.64	12.39
Production and Mineral Taxes	0.47	0.48	0.65	0.28	0.36	0.19	0.42	0.45	0.38	0.42
Netback	41.11	41.66	43.30	38.24	32.33	28.64	33.66	42.61	33.36	25.16

Impact of Long-Term Incentives Costs (Recovery) on Total Operating Costs ($/BOE)	0.24	0.08	0.36	0.29	0.12	0.06	0.14	0.23	0.07	0.10

Impact of Realized Gain (Loss) on Risk Management
Liquids ($/bbl)	(1.78)	(0.45)	(2.94)	(2.00)	1.09	2.77	0.45	(2.02)	0.72	2.62
Natural Gas ($/Mcf)	0.03	0.11	(0.02)	—	0.32	0.36	0.31	0.38	0.18	0.39
Total (1) ($/BOE)	(1.21)	(0.13)	(2.09)	(1.42)	1.37	2.58	0.94	(0.58)	0.84	2.52

(1) Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

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ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and for the comparability of Cenovus’s underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual consolidated financial statements.

•                  Free cash flow is defined as cash flow less capital investment.

•                  Operating earnings is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Capitalization is defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, net, calculated on a trailing 12-month basis.

These measures have been described and presented in this quarterly report in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion and Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

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Netbacks reported in this quarterly report are calculated as set out in the AIF. Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the third quarter 2014, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $42.57 and Foster Creek - $38.50.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “projected”, “could”, “focus”, “proposed”, “schedule”, “potential”, “may”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our 2014 guidance, growing total shareholder return, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected increase in production capacity through optimization activity and debottlenecking, expected future refining capacity, broadening market access, improving cost structures, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including to reduce our environmental impact and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance, updated  October 23, 2014 and available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent US$104.00/bbl, WTI of US$97.00/bbl; Western Canada Select of $86.00/bbl; NYMEX of US$4.50/MMBtu; AECO of $4.50/GJ; Chicago 3-2-1 crack spread of US$17.00/bbl; exchange rate of $0.91 US$/C$.

For the period 2015 to 2023, assumptions include: Brent US$105.00-US$110.00/bbl; WTI of US$100.00-US$106.00/bbl; WCS of US$81.00-US$91.00/bbl; NYMEX of US$4.25-US$4.75/MMBtu; AECO of $3.70-$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$13.00/bbl; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 782 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of

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cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

ABBREVIATIONS

The following is a summary of the abbreviations that have been used in this document:

Crude Oil		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
bbls/d	barrels per day	MMcf	million cubic feet
Mbbls/d	thousand barrels per day	Bcf	billion cubic feet
MMbbls	million barrels	MMBtu	million British thermal units
		GJ	Gigajoule

BOE	barrel of oil equivalent
MBOE	thousand barrel of oil equivalent
TM	Trademark of Cenovus Energy Inc.

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Cenovus Energy Inc.

500 Centre Street SE

PO Box 766

Calgary, AB T2P 0M5

Phone: 403-766-2000

Fax: 403-766-7600

CENOVUS CONTACTS

Investor Relations:	Media:

Susan Grey	General media line
Director, Investor Relations	403-766-7751
403-766-4751	media.relations@cenovus.com
susan.grey@cenovus.com

Graham Ingram
Senior Analyst, Investor Relations
403-766-2849
graham.ingram@cenovus.com

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277
anna.kozicky@cenovus.com

cenovus.com